Burford Capital Quarterly Report June 2024    1

Forward-looking statements

In addition to statements of historical fact, this report on Form 6-K for the three and six months ended June 30, 2024 (this “Quarterly Report”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Quarterly Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information made available to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inaccuracy or failure of the probabilistic model and decision science tools, including artificial intelligence tools, we use to predict the returns on our legal finance assets and in our operations
▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information and/or disclosure and enforceability of legal finance arrangements
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available capital
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty with respect to the fair value of our capital provision assets
▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats and/or military actions
▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel

2    Burford Capital Quarterly Report June 2024

▪	Improper functioning of our information systems or those of our third-party service providers
▪	Failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures
▪	Other factors discussed under “Risk factors” in the annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”)

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Quarterly Report, the 2023 Annual Report and other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Quarterly Report and, except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Quarterly Report, whether as a result of new information, future events or otherwise.

Certain terms used in this Quarterly Report

In this Quarterly Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Quarterly Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Assets held by the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses (i) lower risk legal finance, (ii) post-settlement finance and (iii) complex strategies that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment adviser to all of our private funds and is registered under the US Investment Advisers Act of 1940, as amended.

BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

Burford Capital Quarterly Report June 2024    3

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

Capital provision assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our condensed consolidated financial statements for additional information.
▪	“Indirect”, which includes the balance sheet’s participations in one of our private funds (i.e., the Advantage Fund).

Claimant

The party asserting a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, an exempted company that was established for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

COLP

BCIM Credit Opportunities, LP, a private fund focused on post-settlement matters.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under the generally accepted accounting principles in the United States (“US GAAP”) to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our condensed consolidated financial statements. At the date of this Quarterly Report, BOF-C and the Advantage Fund are consolidated funds.

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Financing provided for an asset, which adds to our deployed cost in such asset.

Deferred Compensation Plan

The Burford Capital Deferred Compensation Plan, under which a specified group of employees and non-executive directors can elect to defer a portion of their respective compensation until future years.

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Definitive commitments

Commitments where we are contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our deployed capital in a case).

Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from not doing so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our condensed consolidated statements of operations in the relevant reporting period and added to or subtracted from, as applicable, the asset or liability value in our condensed consolidated statements of financial position.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Assets where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement legal finance assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Quarterly Report, our lower risk legal finance activity occurs primarily in the Advantage Fund.

LTIP

The Burford Capital 2016 Long Term Incentive Plan, as amended and renewed from time to time, for the awards of RSUs (as defined below) to employees.

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain or loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our condensed consolidated financial statements but include within Group-wide data. At the date of this Quarterly Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

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Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

Post-settlement finance

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Quarterly Report, our post-settlement activity occurs primarily in COLP, BAIF and BAIF II.

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss, relative to cost, generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

RSUs

Restricted stock units awarded to employees under the LTIP.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP, a private fund that deployed capital in certain complex strategies assets. Investors in the Strategic Value Fund included third-party limited partners as well as Burford’s balance sheet. Assets held by the Strategic Value Fund were recorded as capital provision-indirect assets, and the Strategic Value Fund was a consolidated fund. At December 31, 2023, all assets held at the Strategic Value Fund had concluded, and the Strategic Value Fund was liquidated.

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides financing for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on a legal finance asset, which is subsequently reversed in the reporting period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our legal finance assets over or under their deployed cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statements of operations) or cumulatively (condensed consolidated statements of financial position).

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Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

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Burford capital limited and subsidiaries

Condensed Consolidated statements of operations

($ in thousands, except share data)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenues
Capital provision income/(loss)	157,745	35,667	198,506	511,600
Plus/(Less): Third-party interests in capital provision assets	(6,264)	4,813	(11,488)	(95,532)
Asset management income/(loss)	1,644	1,894	3,507	3,891
Marketable securities income/(loss) and bank interest	6,278	1,542	12,889	4,615
Other income/(loss)	250	635	534	882
Total revenues	159,653	44,551	203,948	425,456

Operating expenses
Compensation and benefits
Salaries and benefits	7,753	10,709	19,417	23,201
Annual incentive compensation	4,875	6,380	9,711	11,066
Share-based compensation	3,353	3,173	7,216	6,677
Long-term incentive compensation including accruals	13,016	8,107	14,654	27,662
General, administrative and other	7,742	11,062	15,192	18,813
Case-related expenditures ineligible for inclusion in asset cost	1,412	4,201	2,099	10,512
Total operating expenses	38,151	43,632	68,289	97,931

Operating income/(loss)	121,502	919	135,659	327,525

Other expenses
Finance costs	34,466	21,124	67,033	41,677
Foreign currency transactions (gains)/losses	67	(8,898)	559	(11,338)
Total other expenses	34,533	12,226	67,592	30,339

Income/(loss) before income taxes	86,969	(11,307)	68,067	297,186

(Provision for)/benefit from income taxes	(11,697)	(8,969)	(10,293)	(16,081)
Net income/(loss)	75,272	(20,276)	57,774	281,105

Net income/(loss) attributable to non-controlling interests	21,526	1,264	33,965	43,220
Net income/(loss) attributable to Burford Capital Limited shareholders	53,746	(21,540)	23,809	237,885

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	$ 0.25	($ 0.10)	$ 0.11	$ 1.09
Diluted	$ 0.24	($ 0.10)	$ 0.11	$ 1.07

Weighted average ordinary shares outstanding
Basic	219,163,767	218,957,218	219,048,865	218,789,248
Diluted	223,343,801	218,957,218	223,433,894	221,930,214

See accompanying notes to the condensed consolidated financial statements.

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Burford capital limited and subsidiaries

Condensed consolidated statements of comprehensive income/(loss)

($ in thousands)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Net income/(loss)	75,272	(20,276)	57,774	281,105
Other comprehensive income/(loss)
Foreign currency translation adjustment	(63)	(18,158)	1,320	(28,033)
Comprehensive income/(loss)	75,209	(38,434)	59,094	253,072

Less/(Plus): Comprehensive income/(loss) attributable to non-controlling interests	21,526	1,264	33,965	43,220
Comprehensive income/(loss) attributable to Burford Capital Limited shareholders	53,683	(39,698)	25,129	209,852

See accompanying notes to the condensed consolidated financial statements.

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Burford capital limited and subsidiaries

Condensed consolidated statements of financial position

($ in thousands, except share data)

	June 30, 2024	December 31, 2023
	(unaudited)
Assets
Cash and cash equivalents	390,673	220,549
Marketable securities	92,924	107,561
Other assets	63,536	63,464
Due from settlement of capital provision assets	199,997	265,540
Capital provision assets	5,238,633	5,045,388
Goodwill	133,957	133,965
Deferred tax asset	966	927
Total assets	6,120,686	5,837,394

Liabilities
Debt interest payable	43,919	34,416
Other liabilities	94,976	122,199
Long-term incentive compensation payable	193,009	183,134
Debt payable	1,790,592	1,534,730
Financial liabilities relating to third-party interests in capital provision assets	716,178	704,196
Deferred tax liability	49,710	50,939
Total liabilities	2,888,384	2,629,614

Commitments and contingencies (Note 14)

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 220,082,694 ordinary shares issued and 219,412,747 ordinary shares outstanding at June 30, 2024 and 219,313,388 ordinary shares issued and 218,962,441 ordinary shares outstanding at December 31, 2023	609,942	602,238
Additional paid-in capital	36,752	36,545
Accumulated other comprehensive income/(loss)	8,632	7,312
Treasury shares of 669,947 at $14.28 cost at June 30, 2024 and 350,947 at $12.76 cost at December 31, 2023	(9,569)	(4,479)
Retained earnings	1,657,430	1,649,242
Total Burford Capital Limited equity	2,303,187	2,290,858
Non-controlling interests	929,115	916,922
Total shareholders' equity	3,232,302	3,207,780
Total liabilities and shareholders' equity	6,120,686	5,837,394

See accompanying notes to the condensed consolidated financial statements.

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BURFORD CAPITAL LIMITED AND SUBSIDIARIES

Condensed consolidated statements of cash flows

($ in thousands)

(unaudited)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities
Net income/(loss)	57,774	281,105

Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities
Capital provision (income)/loss	(198,506)	(511,600)
(Income)/loss on marketable securities	(2,266)	(2,774)
Other (income)/loss	(534)	(882)
Share-based compensation	2,970	3,300
Deferred tax (benefit)/expense	(1,633)	(11,502)
Other	3,148	(13,316)
Changes in operating assets and liabilities
Proceeds from capital provision assets	372,905	308,007
(Funding) of capital provision assets	(302,744)	(444,319)
Net proceeds/(funding) of marketable securities	16,894	32,023
Proceeds from/(payments for) other income	2,992	5,777
(Increase)/decrease in other assets	(1,764)	(13,843)
Increase/(decrease) in other liabilities	(5,634)	52,631
Net increase/(decrease) on financial liabilities relating to third-party investment	11,982	95,530
Net cash provided/(used) by operating activities	(44,416)	(219,863)

Cash flows from investing activities
Purchases of property and equipment	(88)	(2,964)
Net cash provided/(used) by investing activities	(88)	(2,964)

Cash flows from financing activities
Debt issuance, including original issue premium	284,969	394,464
Debt issuance costs	(6,283)	(8,446)
Debt extinguishment	(23,296)	-
Dividends paid on ordinary shares	(13,694)	(13,711)
Payments for acquisition of ordinary shares	(5,090)	-
Third-party net capital contribution/(distribution)	(21,772)	106,335
Net cash provided/(used) by financing activities	214,834	478,642

Net increase/(decrease) in cash and cash equivalents	170,330	255,815
Cash and cash equivalents at beginning of period	220,549	107,658
Effect of exchange rate changes on cash and cash equivalents	(206)	1,863
Cash and cash equivalents at end of period	390,673	365,336

The table below sets forth supplemental disclosures to our condensed consolidated statements of cash flows.

	Six months ended June 30,
($ in thousands)	2024	2023
Cash received from interest and dividend income	10,760	1,594
Cash paid for debt interest	(55,367)	(39,728)
Cash received from income tax refund	98	354
Cash paid for income taxes	(7,352)	(3,883)

See accompanying notes to the condensed consolidated financial statements.

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BURFORD CAPITAL LIMITED AND SUBSIDIARIES

Condensed consolidated statements of changes in equity

($ in thousands, EXCEPT SHARE DATA)

(unaudited)

	Three months ended June 30, 2024
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,316,028	(642,538)	602,238	(8,857)	40,408	1,619,305	8,695	2,261,789	864,465	3,126,254
Net income/(loss)	-	-	-	-	-	53,746	-	53,746	21,526	75,272
Foreign currency translation adjustment	-	-	-	-	-	-	(63)	(63)	-	(63)
Issuance of new ordinary shares to satisfy vested RSUs	557,975	-	4,690	-	(4,690)	-	-	-	-	-
Issuance of new ordinary shares to satisfy distributions under the Deferred Compensation Plan	208,691	-	3,014	-	-	-	-	3,014	-	3,014
Acquisition of ordinary shares held in treasury	-	(27,409)	-	(712)	-	-	-	(712)	-	(712)
Transfer RSUs on vesting	-	-	-	-	(2,319)	(1,927)	-	(4,246)	-	(4,246)
Share-based compensation	-	-	-	-	3,353	-	-	3,353	-	3,353
Dividends paid	-	-	-	-	-	(13,694)	-	(13,694)	-	(13,694)
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	43,124	43,124
At end of period	220,082,694	(669,947)	609,942	(9,569)	36,752	1,657,430	8,632	2,303,187	929,115	3,232,302

	Three months ended June 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(92,659)	598,813	(742)	28,036	1,328,997	37,174	1,992,278	661,083	2,653,361
Net income/(loss)	-	-	-	-	-	(21,540)	-	(21,540)	1,264	(20,276)
Foreign currency translation adjustment	-	-	-	-	-	-	(18,158)	(18,158)	-	(18,158)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(17)	-	(17)	-	(17)
Share-based compensation	-	-	-	-	3,173	-	-	3,173	-	3,173
Dividends paid	-	-	-	-	-	(13,711)	-	(13,711)	-	(13,711)
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	131,694	131,694
At end of period	219,049,877	(92,659)	598,813	(742)	31,209	1,293,729	19,016	1,942,025	794,041	2,736,066

	Six months ended June 30, 2024
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,313,388	(350,947)	602,238	(4,479)	36,545	1,649,242	7,312	2,290,858	916,922	3,207,780
Net income/(loss)	-	-	-	-	-	23,809	-	23,809	33,965	57,774
Foreign currency translation adjustment	-	-	-	-	-	-	1,320	1,320	-	1,320
Issuance of new ordinary shares to satisfy vested RSUs	560,615	-	4,690	-	(4,690)	-	-	-	-	-
Issuance of new ordinary shares to satisfy distributions under the Deferred Compensation Plan	208,691	-	3,014	-	-	-	-	3,014	-	3,014
Acquisition of ordinary shares held in treasury	-	(319,000)	-	(5,090)	-	-	-	(5,090)	-	(5,090)
Transfer RSUs on vesting	-	-	-	-	(2,319)	(1,927)	-	(4,246)	-	(4,246)
Share-based compensation	-	-	-	-	7,216	-	-	7,216	-	7,216
Dividends paid	-	-	-	-	-	(13,694)	-	(13,694)	-	(13,694)
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	(21,772)	(21,772)
At end of period	220,082,694	(669,947)	609,942	(9,569)	36,752	1,657,430	8,632	2,303,187	929,115	3,232,302

12    Burford Capital Quarterly Report June 2024

	Six months ended June 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(468,000)	598,813	(3,749)	26,305	1,074,166	47,049	1,742,584	644,486	2,387,070
Net income/(loss)	-	-	-	-	-	237,885	-	237,885	43,220	281,105
Foreign currency translation adjustment	-	-	-	-	-	-	(28,033)	(28,033)	-	(28,033)
Distribution of ordinary shares to satisfy vested RSUs	-	375,341	-	3,007	(3,007)	-	-	-	-	-
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(3,377)	-	(3,377)	-	(3,377)
Transfer RSUs on vesting	-	-	-	-	1,234	(1,234)	-	-	-	-
Share-based compensation	-	-	-	-	6,677	-	-	6,677	-	6,677
Dividends paid	-	-	-	-	-	(13,711)	-	(13,711)	-	(13,711)
Third-party net capital contribution/(distribution)	-	-	-	-	-	-	-	-	106,335	106,335
At end of period	219,049,877	(92,659)	598,813	(742)	31,209	1,293,729	19,016	1,942,025	794,041	2,736,066

See accompanying notes to the condensed consolidated financial statements.

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Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Companies (Guernsey) Law, 2008, as amended, on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM, a market operated by the London Stock Exchange, in October 2009 and on the New York Stock Exchange in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unregistered senior notes in private placement transactions pursuant to Rule 144A and Regulation S under the US Securities Act of 1933, as amended (the “Securities Act”).

2. Summary of significant accounting policies

Basis of presentation

The Group’s unaudited condensed consolidated interim financial statements at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023 have been prepared in accordance with US GAAP and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. Certain disclosures included in the Group’s consolidated financial statements at and for the year ended December 31, 2023 contained in the 2023 Annual Report have been condensed in, or omitted from, the Group’s unaudited condensed consolidated interim financial statements at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023 contained in this Quarterly Report. The Group’s unaudited condensed consolidated interim financial statements at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023 should be read in conjunction with the Group’s audited consolidated financial statements and the accompanying notes thereto contained in the 2023 Annual Report. The results at and for the three and six months ended June 30, 2024 are not necessarily indicative of the results for the full year.

Use of estimates

The preparation of the Group’s condensed consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, in each case, at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, among others, the valuation of capital provision assets (which requires the use of Level 3 valuation inputs) and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The condensed consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority owned subsidiaries, (iii) the consolidated entities that are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities that are not considered VIEs but that the Company controls through a majority voting interest.

In connection with private funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification (“ASC”) 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

14    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of the Group’s involvement with the entity result in a change to the VIE designation or a change to the Group’s consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in Burford Opportunity Fund C LP (“BOF-C”), Burford Advantage Master Fund LP (the “Advantage Fund”), Colorado Investments Limited (“Colorado”) and, prior to its liquidation in the fourth quarter of 2023, BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”). The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the condensed consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, require the consolidation of Colorado in the condensed consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management. The assets of these consolidated VIEs are not available to the Company, and the creditors of these consolidated VIEs do not have recourse to the Company.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or loss relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income or loss in the condensed consolidated statements of operations. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within “Financial liabilities relating to third-party interests in capital provision assets” for the portion of Colorado’s equity held by third parties. The third-party share of income or loss is included in “Plus/(Less): Third-party interests in capital provision assets” in the condensed consolidated statements of operations. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated on consolidation.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and does not have any other business activity. Accordingly, Colorado does not meet the definition of a business, and the third-party interests in Colorado are accounted for as a collateralized borrowing rather than non-controlling interests in shareholders’ equity. Amounts included in the condensed consolidated statements of financial position represent the fair value of the third-party interests in the related capital provision assets, and the amounts included in the condensed consolidated statements of operations represent the third-party share of any gain or loss during the reporting period. Gains in the underlying capital provision asset result in increased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and negative adjustments in the condensed consolidated statement of operations, presented as “(Less): Third-party interests in capital provision assets”. Conversely, losses in the underlying capital provision asset result in decreased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and positive adjustments in the condensed consolidated statement of operations, presented as “Plus: Third-party interests in capital provision assets”.

Reclassifications

Certain reclassifications of the amounts for the prior period have been made to conform to the presentation of the current period, such as incorporating the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item within the condensed consolidated statements of operations and moving the legacy asset recovery incentive compensation payable out of the “Other liabilities” line item into the “Long-term incentive compensation payable” line item within the condensed consolidated statements of

Burford Capital Quarterly Report June 2024    15

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

financial position. These reclassifications have no effect on previously reported results of operations or total shareholders’ equity.

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825—Financial instruments. Single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815—Derivatives and hedging and are accounted for at fair value. The Group has elected the fair value option for the Group’s joint ventures and equity method investments, due from settlement of capital provision assets, marketable securities and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

Financial instruments are recorded at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date under current market conditions.

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values as follows:

▪	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date
▪	Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪	Level 3—unobservable inputs for the asset or liability

All transfers into and out of these levels are recognized as if they have taken place at the beginning of each reporting period.

Valuation processes

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. Following origination and at each reporting date, the movements in the values of assets and liabilities are required to be reassessed in accordance with the Group’s accounting policies. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation is discussed and the major inputs applied are verified by comparing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 1 assets and liabilities

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities and investment funds. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 assets and liabilities

Level 2 assets and liabilities are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

16    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Valuation methodology for Level 3 assets and liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date under current market conditions.

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their respective advisors), (iii) performing comparisons of comparable or similar assets or liabilities, as applicable, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset or liability, as applicable, that is an indication of value, (vi) evaluating financial information provided by or otherwise available with respect to the counterparties or other relevant entities and (vii) entering into a market transaction with an arm’s-length counterparty.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the underlying asset or liability and, as applicable, the timing and expected amount of cash flows based on the structure and agreement of the asset or liability, the appropriateness of any discount rates used and the timing of, and estimated minimum proceeds from, a favorable outcome. Discount rates and a discounted cash flow basis for estimating fair value are applied to assets and liabilities measured at fair value, as applicable, most notably the Group’s capital provision assets. Significant judgment and estimation go into the assumptions that underlie the analyses, and the actual values realized with respect to assets or liabilities, as applicable, could be materially different from values obtained based on the use of those estimates.

Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for financing capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional financings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated financing commitments, damages or settlement estimates and the Group’s contractual entitlement. Cash flow forecasts incorporate management’s assumptions related to creditworthiness of the counterparty and collectability. In cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars.

Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk-adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. The risk-adjustment factor as adjusted for any objective events in the underlying litigation process is referred to as the adjusted risk premium. For example, assume the risk premium at inception is calculated to be 65%, which is held constant until there is a milestone event. Assuming there is a favorable trial court ruling one year later for which the applicable milestone factor is 50%, then the risk premium would be adjusted to 32.5%, effectively releasing 50% of the original 65% risk premium haircut that was applied. Conversely, assuming there is a negative event one year later for which the applicable milestone factor is (50)%, then the risk premium would be adjusted to 82.5%, effectively closing the gap between the original risk premium of 65% and 100% by 50%. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals

Burford Capital Quarterly Report June 2024    17

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

Each reporting period, the updated risk-adjusted cash flow forecast is discounted at the then current discount rate to measure fair value. See note 11 (Fair value of assets and liabilities) for additional information.

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

The Company may, from time to time, become the owner of 100% of the property rights associated with a litigation chose in action, whether through purchase, assignment or otherwise. When that occurs in a manner that is final and effective without the prospect of rescission, the Company will evaluate the appropriate accounting treatment for such an occurrence, although it is unlikely that the Company’s typical approach to capital provisions assets will be available and an existing capital provision asset may need to be derecognized. Should derecognition of an existing capital provision asset occur, the then fair value of the capital provision asset may need to be expensed, and income only recognized from the claim upon resolution of the litigation when that gain is realized or realizable. During the three months ended March 31, 2024, the Company had entered into an agreement that, if it ultimately becomes final and effective without the prospect of rescission, which is neither assured nor likely to occur within the next twelve months, would result in the Company becoming the 100% owner of choses in action related to a current capital provision asset with deployments of $109.0 million and a fair value materially in excess of that amount. The capital provision asset remains recorded at fair value at June 30, 2024.

Recently issued or adopted accounting pronouncements

In March 2024, the SEC adopted final rules under SEC Release No. 33-11275 and No. 34-99678, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Final Rules”), which will require registrants to provide certain climate-related information in their registration statements and annual reports. The Final Rules will require, among other things, certain disclosures in the Group’s audited consolidated financial statements related to severe weather events and other natural conditions, subject to certain thresholds, as well as information related to carbon offsets and renewable energy credits. The financial statement disclosure requirements of the Final Rules will begin phasing in for the Group for the fiscal year ending December 31, 2025. In April 2024, the SEC stayed the effectiveness of the Final Rules. The Group is currently evaluating the impact of the Final Rules on its consolidated financial statements.

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the periods indicated.

	Six months ended June 30, 2024
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	272,723	100,182	372,905
Increase/(decrease) in payable for capital provision assets	(21)	-	(21)
Funding of capital provision assets	(244,019)	(58,725)	(302,744)

	Six months ended June 30, 2023
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	268,363	39,644	308,007
Increase/(decrease) in payable for capital provision assets	3,597	-	3,597
Funding of capital provision assets	(331,525)	(112,794)	(444,319)

Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to finance a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

18    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the six months ended June 30, 2024 and 2023, deployments in capital provision-indirect assets related solely to those assets held through the Advantage Fund.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for, and granted, with respect to the year ending December 31, 2024.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The effective tax rates were 13% and 79% for the three months ended June 30, 2024 and 2023, respectively, and 15% and 5% for the six months ended June 30, 2024 and 2023, respectively. The variability in the effective tax rate from period to period reflects the differing realization of income and losses, and the differing tax rates at which such income and losses are taxed, in Guernsey and other jurisdictions. For the three and six months ended June 30, 2024, the effective tax rate reflects the blended nature of the Company’s capital provision assets and activities in the jurisdictions where the Group operates. Another significant factor in the determination of the effective tax rate is the change in the valuation allowance for the deferred tax asset arising from currently nondeductible interest expense and net operating losses.

The table below sets forth the gross deferred tax assets and liabilities, valuation allowance and net deferred tax liabilities at the dates indicated.

($ in thousands)	June 30, 2024	December 31, 2023
Gross deferred tax assets	63,583	60,195
Gross deferred tax liabilities	(85,865)	(90,955)
Valuation allowance	(26,462)	(19,252)
Net deferred tax liabilities	(48,744)	(50,012)

The valuation allowance primarily relates to interest expense and foreign net operating loss carryforwards. The Company has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the tax assets, relevant carryforward periods, taxable income in carryback periods if carryback is permitted under applicable tax laws and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, as such, no additional valuation allowance has been provided.

5. Segment reporting

There are two reportable segments, which reflect how the chief operating decision maker allocates resources and assesses performance: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s private funds; and (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

Burford Capital Quarterly Report June 2024    19

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

The tables below set forth certain information with respect to the Group’s reportable segments for the periods indicated.

	Three months ended June 30, 2024
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	119,360	-	-	119,360	38,385	157,745
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(6,264)	(6,264)
Asset management income/(loss)*	-	11,487	-	11,487	(9,843)	1,644
Marketable securities income/(loss) and bank interest	-	-	6,180	6,180	98	6,278
Other income/(loss)*	-	250	-	250	-	250
Total revenues*	119,360	11,737	6,180	137,277	22,376	159,653

Operating expenses	22,666	7,397	7,239	37,302	849	38,151

Other expenses
Finance costs	32,746	522	1,198	34,466	-	34,466
Foreign currency transactions (gains)/losses	-	-	66	66	1	67
Total other expenses	32,746	522	1,264	34,532	1	34,533

Income/(loss) before income taxes	63,948	3,818	(2,323)	65,443	21,526	86,969
*Includes the following revenue from contracts with customers for services transferred over time	-	11,566	-	11,566	(9,843)	1,723
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

	Three months ended June 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	35,392	-	-	35,392	275	35,667
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	4,813	4,813
Asset management income/(loss)*	-	5,684	-	5,684	(3,790)	1,894
Marketable securities income/(loss) and bank interest	-	-	1,526	1,526	16	1,542
Other income/(loss)*	-	635	-	635	-	635
Total revenues*	35,392	6,319	1,526	43,237	1,314	44,551

Operating expenses	30,761	7,136	5,670	43,567	65	43,632

Other expenses
Finance costs	19,603	472	1,049	21,124	-	21,124
Foreign currency transactions (gains)/losses	-	-	(8,883)	(8,883)	(15)	(8,898)
Total other expenses	19,603	472	(7,834)	12,241	(15)	12,226

Income/(loss) before income taxes	(14,972)	(1,289)	3,690	(12,571)	1,264	(11,307)
*Includes the following revenue from contracts with customers for services transferred over time	-	6,319	-	6,319	(3,790)	2,529
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

20    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

	Six months ended June 30, 2024
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	137,263	-	-	137,263	61,243	198,506
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(11,488)	(11,488)
Asset management income/(loss)*	-	18,160	-	18,160	(14,653)	3,507
Marketable securities income/(loss) and bank interest	-	-	12,698	12,698	191	12,889
Other income/(loss)*	-	534	-	534	-	534
Total revenues*	137,263	18,694	12,698	168,655	35,293	203,948

Operating expenses	44,480	9,466	13,020	66,966	1,323	68,289

Other expenses
Finance costs	63,895	1,073	2,065	67,033	-	67,033
Foreign currency transactions (gains)/losses	-	-	554	554	5	559
Total other expenses	63,895	1,073	2,619	67,587	5	67,592

Income/(loss) before income taxes	28,888	8,155	(2,941)	34,102	33,965	68,067
*Includes the following revenue from contracts with customers for services transferred over time	-	18,377	-	18,377	(14,653)	3,724
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

	Six months ended June 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income/(loss)	351,407	-	-	351,407	160,193	511,600
Plus/(Less): Third-party interests in capital provision assets	-	-	-	-	(95,532)	(95,532)
Asset management income/(loss)*	-	25,041	-	25,041	(21,150)	3,891
Marketable securities income/(loss) and bank interest	-	-	4,584	4,584	31	4,615
Other income/(loss)*	-	882	-	882	-	882
Total revenues*	351,407	25,923	4,584	381,914	43,542	425,456

Operating expenses	73,221	13,571	10,784	97,576	355	97,931

Other expenses
Finance costs	38,796	893	1,988	41,677	-	41,677
Foreign currency transactions (gains)/losses	-	-	(11,305)	(11,305)	(33)	(11,338)
Total other expenses	38,796	893	(9,317)	30,372	(33)	30,339

Income/(loss) before income taxes	239,390	11,459	3,117	253,966	43,220	297,186
*Includes the following revenue from contracts with customers for services transferred over time	-	25,923	-	25,923	(21,150)	4,773
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

The table below sets forth the Group’s total assets by reportable segment at the dates indicated.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Total assets at June 30, 2024	4,265,671	71,613	137,900	4,475,184	1,645,502	6,120,686
Total assets at December 31, 2023	4,025,920	74,591	115,353	4,215,864	1,621,530	5,837,394
1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Quarterly Report June 2024    21

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

6. Capital provision assets

Capital provision assets are financial instruments that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to finance a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the three and six months ended June 30, 2024 and 2023, deployments in capital provision-indirect assets related solely to those assets held through the Advantage Fund.

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
At beginning of period	5,096,807	4,202,864	5,045,388	3,735,556
Deployments	177,341	325,634	302,744	444,319
Realizations	(191,883)	(157,584)	(304,854)	(285,896)
Income/(loss) for the period	156,541	35,502	200,702	507,757
Foreign exchange gains/(losses)	(173)	1,472	(5,347)	6,152
At end of period	5,238,633	4,407,888	5,238,633	4,407,888

Capital provision-direct assets at end of period	5,000,072	4,207,443	5,000,072	4,207,443
Capital provision-indirect assets at end of period	238,561	200,445	238,561	200,445
Total capital provision assets at end of period	5,238,633	4,407,888	5,238,633	4,407,888

Unrealized fair value at end of period	2,798,564	2,064,999	2,798,564	2,064,999

The table below sets forth the components of the capital provision income/(loss) for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Net realized gains/(losses)	117,471	64,323	175,333	133,765
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	39,070	(28,821)	25,369	373,992
Income/(loss) on capital provision assets	156,541	35,502	200,702	507,757
Net income/(loss) on due from settlement of capital provision assets	1,769	(1)	2,571	(1)
Foreign exchange gains/(losses)	(565)	166	(4,767)	3,844
Total capital provision income/(loss) as reported in the condensed consolidated statements of operations	157,745	35,667	198,506	511,600

Exchange differences arising from capital provision assets denominated in a currency other than the functional currency of the entity in which such capital provision assets are held are recognized in “Capital provision income/(loss)” in the condensed consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in “Other comprehensive income/(loss)” in the condensed consolidated statements of comprehensive income/(loss). The currency of the primary economic environment in which the Group’s entity operates is referred to as the “functional currency” of the Group’s entity.

On a consolidated basis, the capital provision-indirect assets represent legal finance assets in the Advantage Fund and, prior to its liquidation in the fourth quarter of 2023, equity securities and related claims in the Strategic Value Fund.

22    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

7. Due from settlement of capital provision assets

Amounts due from settlement of capital provision assets relate to the realization of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and timing of realizations vary by capital provision asset. The majority of due from settlement balances are received shortly after the respective period ends in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
At beginning of period	131,688	100,494	265,540	116,582
Transfer of realizations from capital provision assets	191,883	157,584	304,854	285,896
Net realized gains/(losses)(1)	-	(11,330)	-	(11,330)
Unrealized gains/(losses) on due from settlement of capital provision assets, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	-	11,329	-	11,329
Other income/(loss)	1,769	-	2,571	-
Proceeds from capital provision assets	(125,344)	(163,522)	(372,905)	(308,007)
Foreign exchange gains/(losses)	1	(164)	(63)	(79)
At end of period	199,997	94,391	199,997	94,391

Current assets	178,433	90,641	178,433	90,641
Non-current assets	21,564	3,750	21,564	3,750
Total due from settlement of capital provision assets	199,997	94,391	199,997	94,391
1.	The net realized loss of $11.3 million represents the realization of a previously recognized $11.3 million unrealized loss as described in the 2023 Annual Report. The net impact for the three and six months ended June 30, 2023 is $1,000 reported as net loss on due from settlement of capital provision assets in note 6 (Capital provision assets).

8. Asset management income

The table below sets forth the components of the asset management income for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Management fee income	1,644	1,894	3,507	3,891
Performance fee income	-	-	-	-
Total asset management income	1,644	1,894	3,507	3,891

9. Long-term incentive compensation payable

The amounts for the three and six months ended June 30, 2023 have been reclassified to incorporate the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item. See note 2 (Summary of significant accounting policies—Reclassifications) to the Group’s condensed consolidated financial statements for additional information.

The table below sets forth the changes in the long-term incentive compensation payable at the beginning and end of the relevant reporting periods.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
At beginning of period	180,076	87,164	183,134	71,412
Long-term incentive compensation including accruals	13,016	8,107	14,654	27,662
Transfer to short-term payable within general expenses payable	-	(617)	-	(1,098)
Cash paid	(102)	-	(4,584)	(3,711)
Foreign exchange gains/(losses)	19	556	(195)	945
At end of period	193,009	95,210	193,009	95,210

Burford Capital Quarterly Report June 2024    23

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

10. Debt

The table below sets forth certain information with respect to the Group’s debt securities outstanding at the dates indicated. Debt securities denominated in pound sterling have been converted to US dollar using GBP/USD exchange rates of $1.2642 and $1.2747 at June 30, 2024 and December 31, 2023, respectively.

		Outstanding at		Carrying value (at amortized cost) at		Fair value(1) at
	USD equivalent	June 30,	June 30,
	face value	2024 (in local	2024	June 30,	December 31,	June 30,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2024	2023	2024	2023
Burford Capital PLC
5.000% Bonds due 2026	$ 225,803	£175,000	$ 221,235	$ 220,448	$ 222,117	$ 215,200	$ 209,048

Burford Capital Finance LLC
6.125% Bonds due 2025(2)	$ 180,000	$ 156,704	$ 156,704	$ 156,362	$ 179,432	$ 155,236	$ 175,797

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 400,000	$ 400,000	$ 400,000	$ 395,293	$ 394,672	$ 387,544	$ 384,228
6.875% Senior Notes due 2030	$ 360,000	$ 360,000	$ 360,000	$ 352,296	$ 351,631	$ 352,843	$ 352,350
9.250% Senior Notes due 2031(3)	$ 675,000	$ 675,000	$ 675,000	$ 666,193	$ 386,878	$ 709,317	$ 424,568
Total debt			$ 1,812,939	$ 1,790,592	$ 1,534,730	$ 1,820,140	$ 1,545,991
1.	The Group’s outstanding indebtedness is held at amortized cost in the condensed consolidated financial statements, and these values represent the fair value equivalent amounts. The Group’s debt securities are classified as Level 2 within the fair value hierarchy.
2.	During the three months ended June 30, 2024, Burford Capital Finance LLC purchased in open market transactions approximately $23.3 million of the 2025 Bonds (as defined below). See “—Purchases of 2025 Bonds” for additional information with respect to the purchases of the 2025 Bonds.
3.	On January 30, 2024, Burford Capital Global Finance LLC issued $275 million aggregate principal amount of the Additional 2031 Notes (as defined below). See “—Issuance of Additional 2031 Notes” for additional information with respect to the issuance of the 2031 Additional Notes.

The table below sets forth unamortized issuance costs of the outstanding debt securities at the dates indicated.

($ in thousands)	June 30, 2024	December 31, 2023
6.125% Bonds due 2025	342	568
5.000% Bonds due 2026	787	956
6.250% Senior Notes due 2028	4,707	5,328
6.875% Senior Notes due 2030	5,728	6,223
9.250% Senior Notes due 2031	13,267	7,932

The table below sets forth the components of total finance costs of the outstanding indebtedness for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Debt interest expense	33,290	20,256	64,730	39,946
Debt issuance costs incurred as finance costs	1,176	868	2,303	1,731
Total finance costs	34,466	21,124	67,033	41,677

Description of debt securities

All of the Group’s outstanding debt securities have a fixed interest rate payable semi-annually in arrears and are unsecured, unsubordinated obligations of the respective issuer that are fully and unconditionally guaranteed by the Company and certain of its wholly owned indirect subsidiaries.

At June 30, 2024, the Group was in compliance with the covenants set forth in the respective agreements governing its debt securities.

24    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

The Company is required to provide certain information pursuant to the indentures governing the 6.250% Senior Notes due 2028 (the “2028 Notes”), the 6.875% Senior Notes due 2030 (the “2030 Notes”) and the 9.250% Senior Notes due 2031 (the Initial 2031 Notes and the Additional 2031 Notes (each, as defined below), collectively, the “2031 Notes”). The tables below set forth the total assets and third-party indebtedness at the dates indicated and total revenues for the periods indicated, in each case, of (i) the Company and its Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) the Company’s Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

($ in thousands)	June 30, 2024	December 31, 2023
Company and its Restricted Subsidiaries
Total assets	5,194,449	4,922,451
Third-party indebtedness	1,790,592	1,534,730

Unrestricted Subsidiaries
Total assets	926,237	914,943
Third-party indebtedness	-	-

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Company and its Restricted Subsidiaries
Total revenues	135,629	42,469	168,769	381,423

Unrestricted Subsidiaries
Total revenues	24,024	2,082	35,179	44,033

Issuance of Additional 2031 Notes

On January 30, 2024, Burford Capital Global Finance LLC, a wholly owned indirect subsidiary of the Company, issued $275 million aggregate principal amount of additional 9.250% Senior Notes due 2031 (the “Additional 2031 Notes”) at an offering price equal to 103.625% of the principal amount thereof, plus accrued interest from January 1, 2024. The Additional 2031 Notes were issued as “Additional Notes” under the indenture governing the $400 million aggregate principal amount of the 9.250% Senior Notes due 2031 (the “Initial 2031 Notes”), have identical terms to the Initial 2031 Notes (other than with respect to the date of issuance, the issue price and the first interest payment date) and are treated as a single class for all purposes under the indenture governing the Initial 2031 Notes.

Purchases of 2025 Bonds

During the three months ended June 30, 2024, Burford Capital Finance LLC, a wholly owned indirect subsidiary of the Company, purchased in open market transactions and cancelled approximately $23.3 million in aggregate principal amount of the 6.125% bonds due 2025 (the “2025 Bonds”), which resulted in a gain on early extinguishment of debt of $0.2 million.

Burford Capital Quarterly Report June 2024    25

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

11. Fair value of assets and liabilities

The tables below set forth the fair value of financial instruments grouped by the fair value level at the dates indicated.

	June 30, 2024
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	1,037,687	1,037,687
Portfolio	-	-	2,895,744	2,895,744
Portfolio with equity risk	-	-	155,083	155,083
Legal risk management	-	-	6,087	6,087
Non-derivative financial assets
Joint ventures and equity method investments	-	-	163,386	163,386
Single case with equity risk	9,559	-	-	9,559
Assets of consolidated investment companies
Core legal finance (BOF-C)	9,377	-	723,149	732,526
Lower risk legal finance (Advantage Fund)	-	-	238,561	238,561
Due from settlement of capital provision assets	-	-	199,997	199,997
Marketable securities
Government securities	8,084	18,646	-	26,730
Corporate bonds	-	41,030	-	41,030
Asset-backed securities	-	7,218	-	7,218
Mutual funds	12,162	-	-	12,162
Certificates of deposit	5,784	-	-	5,784
Total assets	44,966	66,894	5,419,694	5,531,554

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	716,178	716,178
Total liabilities	-	-	716,178	716,178
Net total	44,966	66,894	4,703,516	4,815,376

	December 31, 2023
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	934,131	934,131
Portfolio	-	-	2,875,881	2,875,881
Portfolio with equity risk	-	-	142,659	142,659
Legal risk management	-	-	3,523	3,523
Non-derivative financial assets
Joint ventures and equity method investments	-	-	178,628	178,628
Single case with equity risk	10,051	-	-	10,051
Assets of consolidated investment companies
Core legal finance (BOF-C)	9,914	-	705,092	715,006
Lower risk legal finance (Advantage Fund)	-	-	185,509	185,509
Due from settlement of capital provision assets	-	-	265,540	265,540
Marketable securities
Government securities	8,004	14,333	-	22,337
Corporate bonds	-	53,001	-	53,001
Asset-backed securities	-	20,047	-	20,047
Mutual funds	6,529	-	-	6,529
Certificates of deposit	5,647	-	-	5,647
Total assets	40,145	87,381	5,290,963	5,418,489

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	704,196	704,196
Total liabilities	-	-	704,196	704,196
Net total	40,145	87,381	4,586,767	4,714,293

26    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

The Group has elected the fair value option for the Group’s joint ventures and equity method investments, due from settlement of capital provision assets, marketable securities and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Realized gains and losses, unrealized gains and losses and interest and dividend income on these assets are recognized within total revenues and presented in the condensed consolidated statements of operations when they are earned.

The key risk and sensitivity across all the capital provision assets relate to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

Movements in Level 3 fair value assets and liabilities

The tables below set forth the analysis of the movements in the Level 3 financial assets and liabilities for the periods indicated.

	Three months ended June 30, 2024
					Income/(loss)	Foreign	At
	At beginning	Transfers			for the	exchange	end of
($ in thousands)	of period	into Level 3	Deployments	Realizations	period	gains/(losses)	period
Single case	933,138	-	92,392	(32,574)	45,036	(305)	1,037,687
Portfolio	2,896,129	-	36,571	(119,591)	82,316	319	2,895,744
Portfolio with equity risk	161,182	-	91	-	(6,190)	-	155,083
Legal risk management	5,822	-	-	-	310	(45)	6,087
Joint ventures and equity method investments	160,317	-	-	(703)	3,772	-	163,386
Core legal finance (BOF-C)	687,066	-	40,175	(26,523)	22,431	-	723,149
Lower risk legal finance (Advantage Fund)	236,034	-	8,112	(12,492)	6,907	-	238,561
Total capital provision assets	5,079,688	-	177,341	(191,883)	154,582	(31)	5,219,697
Due from settlement of capital provision assets	131,688	-	191,883	(125,344)	1,769	1	199,997
Total Level 3 assets	5,211,376	-	369,224	(317,227)	156,351	(30)	5,419,694

Financial liabilities relating to third-party interests in capital provision assets	709,426	-	488	-	6,264	-	716,178
Total Level 3 liabilities	709,426	-	488	-	6,264	-	716,178

	Three months ended June 30, 2023
					Income/(loss)	Foreign	At
	At beginning	Transfers			for the	exchange	end of
($ in thousands)	of period	into Level 3	Deployments	Realizations	period	gains/(losses)	period
Single case	852,997	-	21,612	(81,261)	43,426	(280)	836,494
Portfolio	2,359,839	-	157,309	(37,711)	(30,544)	(96)	2,448,797
Portfolio with equity risk	112,890	-	90	-	9,247	-	122,227
Legal risk management	3,338	-	-	-	358	(1)	3,695
Joint ventures and equity method investments	164,377	-	2,547	(11,317)	7,985	1,258	164,850
Complex strategies (Strategic Value Fund)	12,657	-	-	-	-	-	12,657
Core legal finance (BOF-C)	545,743	-	65,282	(231)	(540)	-	610,254
Lower risk legal finance (Advantage Fund)	130,417	-	78,794	(27,064)	5,641	-	187,788
Total capital provision assets	4,182,258	-	325,634	(157,584)	35,573	881	4,386,762
Due from settlement of capital provision assets	100,494	-	157,584	(163,522)	(1)	(164)	94,391
Total Level 3 assets	4,282,752	-	483,218	(321,106)	35,572	717	4,481,153

Financial liabilities relating to third-party interests in capital provision assets	525,550	-	197	(199)	(4,813)	-	520,735
Total Level 3 liabilities	525,550	-	197	(199)	(4,813)	-	520,735

Burford Capital Quarterly Report June 2024    27

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

	Six months ended June 30, 2024
					Income/(loss)	Foreign	At
	At beginning	Transfers			for the	exchange	end of
($ in thousands)	of period	into Level 3	Deployments	Realizations	period	gains/(losses)	period
Single case	934,131	-	125,926	(71,760)	51,372	(1,982)	1,037,687
Portfolio	2,875,881	-	61,266	(138,516)	98,916	(1,803)	2,895,744
Portfolio with equity risk	142,659	-	181	-	12,243	-	155,083
Legal risk management	3,523	-	-	-	2,684	(120)	6,087
Joint ventures and equity method investments	178,628	-	-	(1,191)	(13,274)	(777)	163,386
Core legal finance (BOF-C)	705,092	-	56,646	(72,117)	33,528	-	723,149
Lower risk legal finance (Advantage Fund)	185,509	-	58,725	(21,270)	15,597	-	238,561
Total capital provision assets	5,025,423	-	302,744	(304,854)	201,066	(4,682)	5,219,697
Due from settlement of capital provision assets	265,540	-	304,854	(372,905)	2,571	(63)	199,997
Total Level 3 assets	5,290,963	-	607,598	(677,759)	203,637	(4,745)	5,419,694

Financial liabilities relating to third-party interests in capital provision assets	704,196	-	494	-	11,488	-	716,178
Total Level 3 liabilities	704,196	-	494	-	11,488	-	716,178

	Six months ended June 30, 2023
					Income/(loss)	Foreign	At
	At beginning	Transfers			for the	exchange	end of
($ in thousands)	of period	into Level 3	Deployments	Realizations	period	gains/(losses)	period
Single case	792,745	-	58,510	(130,402)	114,079	1,562	836,494
Portfolio	2,022,406	-	185,933	(58,119)	296,467	2,110	2,448,797
Portfolio with equity risk	99,406	-	179	-	22,642	-	122,227
Legal risk management	3,201	-	-	-	436	58	3,695
Joint ventures and equity method investments	159,225	-	4,293	(11,767)	11,330	1,769	164,850
Complex strategies (Strategic Value Fund)	12,657	-	-	-	-	-	12,657
Core legal finance (BOF-C)	526,575	-	82,610	(45,964)	47,033	-	610,254
Lower risk legal finance (Advantage Fund)	100,596	-	112,794	(39,644)	14,042	-	187,788
Total capital provision assets	3,716,811	-	444,319	(285,896)	506,029	5,499	4,386,762
Due from settlement of capital provision assets	116,582	-	285,896	(308,007)	(1)	(79)	94,391
Total Level 3 assets	3,833,393	-	730,215	(593,903)	506,028	5,420	4,481,153

Financial liabilities relating to third-party interests in capital provision assets	425,205	-	197	(199)	95,532	-	520,735
Total Level 3 liabilities	425,205	-	197	(199)	95,532	-	520,735

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into or out of Level 3 during the three and six months ended June 30, 2024 and 2023.

Key unobservable inputs for Level 3 valuations

The Group’s valuation policy for capital provision assets provides for ranges of percentages to be applied against the risk-adjustment factor to more than 70 discrete objective litigation events across four principal different types of litigation in order to calculate the adjusted risk premium. The range for each event is ten percentage points. The Company typically marks assets at the middle of that range unless there are specific factors that cause the Group’s valuation committee to select a different point in the range and, on an exceptional basis, the Group’s valuation committee may also select a point outside the range. To decide which percentage to apply to a given asset, the Group’s valuation committee considers the kind and degree of legal, procedural or other investment-specific circumstances that may be present. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s valuation approach.

The tables below set forth each of the key unobservable inputs used to value the Group’s capital provision assets and the applicable ranges and weighted average by relative fair value for such inputs.

28    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

($ in thousands)	June 30, 2024
Type:

Single case, portfolio, joint ventures and equity method investments, legal risk management, core legal finance (BOF-C)(1), financial liabilities relating to third-party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				5.7%	7.7%	7.3%
Duration(2) (years)				0.3	6.7	3.2
Adjusted risk premium				0.0%	100.0%	30.7%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	112,207	65,540	177,747	5%	50%	25%
Trial court judgment or tribunal award	91,564	83,383	174,947	25%	60%	55%
Appeal judgment	60,524	62,370	122,894	69%	80%	70%
Exhaustion of as-of-right appeals	35,375	64,025	99,400	80%	80%	80%
Exhaustion of all appeals	77,482	69,374	146,856	100%	100%	100%
Settlement	2,623	8,760	11,383	32%	80%	41%
Portfolios with multiple factors	551,607	395,386	946,993	0%	100%	23%
Other	331	(162)	169	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	20,778	(16,096)	4,682	(10)%	(60)%	(35)%
Trial court judgment or tribunal award	46,583	(26,066)	20,517	(10)%	(60)%	(58)%
Appeal judgment	7,989	(7,989)	-	(100)%	(100)%	(100)%
Portfolios with multiple factors	52,320	(22,434)	29,886	(3)%	(60)%	(33)%
Other	3,366	(3,213)	153	(50)%	(50)%	(50)%
No case milestone:	930,991	16,095	947,086
YPF-related assets:	64,174	1,336,140	1,400,314
	2,057,914	2,025,113	4,083,027

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	211,016	27,545	238,561	12.7%	21.7%	18.5%
Duration(2) (years)				0.5	4.5	1.8

Type:	Portfolio with equity risk, core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	123,069	58,862	181,931	13.7%	13.7%	13.7%
Resolution timing (years)				0.3	4.3	1.2
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	197,426	2,571	199,997	7.5%	7.5%	7.5%
Collection risk				0.0%	100.0%	0.0%

Level 3 assets and liabilities, net	$ 2,589,425	$ 2,114,091	$ 4,703,516

1.	Includes the proportional participation in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

Burford Capital Quarterly Report June 2024    29

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

($ in thousands)	December 31, 2023
Type:

Single case, portfolio, joint ventures and equity method investments, legal risk management, core legal finance (BOF-C)(1), financial liabilities relating to third-party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				5.3%	7.3%	7.0%
Duration(2) (years)				0.5	7.2	3.4
Adjusted risk premium				0.0%	100.0%	30.2%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	81,244	50,667	131,911	5%	40%	23%
Trial court judgment or tribunal award	130,529	61,175	191,704	25%	60%	54%
Appeal judgment	60,402	57,472	117,874	71%	80%	72%
Asset freeze	16,621	10,528	27,149	20%	20%	20%
Exhaustion of as-of-right appeals	34,318	61,828	96,146	80%	80%	80%
Exhaustion of all appeals	76,872	66,039	142,911	100%	100%	100%
Settlement	5,877	17,380	23,257	40%	80%	49%
Portfolios with multiple factors	498,296	405,078	903,374	1%	100%	22%
Other	338	(171)	167	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	34,305	(28,057)	6,248	(10)%	(60)%	(43)%
Trial court judgment or tribunal award	41,950	(23,577)	18,373	(10)%	(60)%	(59)%
Appeal judgment	7,989	(7,989)	-	(100)%	(100)%	(100)%
Portfolios with multiple factors	29,636	(13,479)	16,157	(13)%	(60)%	(43)%
No case milestone:	865,568	55,868	921,436
YPF-related assets:	60,338	1,311,319	1,371,657
	1,944,283	2,024,081	3,968,364

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	164,259	21,250	185,509	12.4%	21.4%	17.5%
Duration(2) (years)				1.0	2.7	1.9

Type:	Portfolio with equity risk, core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	123,069	44,285	167,354	15.0%	15.0%	15.0%
Resolution timing (years)				0.8	4.8	1.7
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Collection risk	265,540	-	265,540	0%	100%	0%

Level 3 assets and liabilities, net	2,497,151	2,089,616	4,586,767

1.	Includes the proportional participation in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

30    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

Sensitivity of Level 3 valuations

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the condensed consolidated financial statements. Should the prices of the Level 3 due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by $470.4 million and $458.7 million at June 30, 2024 and December 31, 2023, respectively.

In addition, at June 30, 2024 and December 31, 2023, should interest rates have been 50 or 100 basis points lower or higher, as applicable, than the actual interest rates used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by the following amounts.

($ in thousands)	June 30, 2024	December 31, 2023
+100 bps interest rates	(155,507)	(161,110)
+50 bps interest rates	(78,869)	(81,745)
-50 bps interest rates	79,668	82,724
-100 bps interest rates	161,668	167,944

Furthermore, at June 30, 2024 and December 31, 2023, should duration have been six or 12 months shorter or longer, as applicable, than the actual durations used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have decreased or increased, respectively, by the following amounts.

($ in thousands)	June 30, 2024	December 31, 2023
+12 months duration(1)	(397,884)	(363,901)
+6 months duration(1)	(199,561)	(188,718)
-6 months duration(1)	214,790	203,442
-12 months duration(1)	412,396	393,248
1.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

The sensitivity impact has been provided on a pre-tax basis for both the Group’s consolidated income and net assets as the Group considers the fluctuation in its effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability, as applicable. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset or liability, as applicable, and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied.

12. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies—Consolidation) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s consolidation.

Consolidated VIEs include entities relating to the Group’s private funds (e.g., BOF-C, the Advantage Fund and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund), investment vehicles for sale and resale of the participation interests (e.g., Colorado) and acquisition of interests in secured promissory notes (e.g., Mellor Investments LLC, formerly known as Forest Hills Investments LLC).

Burford Capital Quarterly Report June 2024    31

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

The purpose of the private funds is to provide strategy-specific investment opportunities for investors in exchange for management-based and performance-based fees. The investment strategies of the private funds differ by product, but the fundamental risks are similar.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and COLP, acquired interest in certain secured promissory notes through Mellor Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and COLP.

The Group provides revolving credit facilities to certain of its private funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to fund under the revolving credit facilities. There were no amounts outstanding under the revolving credit facilities at June 30, 2024 and December 31, 2023, respectively.

The table below sets forth total assets and liabilities of the consolidated VIEs at the dates indicated.

($ in thousands)	June 30, 2024	December 31, 2023
Total assets	1,890,743	1,865,344
Total liabilities	(6,325)	(4,716)

The table below sets forth total revenues and certain information relating to cash flows of the consolidated VIEs for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Total revenues	32,222	1,903	54,498	136,332

Cash flows
Proceeds	40,377	32,485	173,655	99,229
(Funding)	(38,998)	(144,076)	(115,851)	(195,404)

Cash balance at period end	40,963	30,430	40,963	30,430

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs. The table below sets forth the Group’s maximum exposure to loss from the unconsolidated VIEs at the dates indicated.

($ in thousands)	June 30, 2024	December 31, 2023
On-balance sheet exposure	23,057	22,426
Off-balance sheet exposure - undrawn commitments	2,542	2,768
Maximum exposure to loss	25,599	25,194

13. Earnings per ordinary share

Basic earnings per ordinary share is computed by dividing net income/(loss) attributable to Burford Capital Limited shareholders by the weighted average number of ordinary shares issued and outstanding during the period. Diluted earnings per ordinary share reflects the assumed conversion of all dilutive securities, including, when applicable, RSUs. There were 335,771 and 550,496 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the three and six months ended June 30, 2024, respectively, and 3,140,966 and 13,216 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the three and six months ended June 30, 2023, respectively, as their inclusion would have had an anti-dilutive effect.

32    Burford Capital Quarterly Report June 2024

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(unaudited)

The table below sets forth the computation for basic and diluted net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands, except share data)	2024	2023	2024	2023

Net income/(loss) attributable to Burford Capital Limited shareholders	53,746	(21,540)	23,809	237,885

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	0.25	(0.10)	0.11	1.09
Diluted	0.24	(0.10)	0.11	1.07

Weighted average ordinary shares outstanding
Basic	219,163,767	218,957,218	219,048,865	218,789,248
Dilutive effect of share-based awards	4,180,034	-	4,385,029	3,140,966
Diluted	223,343,801	218,957,218	223,433,894	221,930,214

14. Financial commitments and contingent liabilities

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing financing over time, whereas other financing agreements provide for immediate financing of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from not doing so and, therefore, has broad discretion as to each incremental financing of a continuing capital provision asset, while in cases of definitive commitments, the Group is contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s deployed capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. In addition, at June 30, 2024 and December 31, 2023, the Group had exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs. The table below sets forth the components of undrawn commitments at the dates indicated (assuming the GBP/USD exchange rate of 1.2642 and 1.2747 at June 30, 2024 and December 31, 2023, respectively).

($ in thousands)	June 30, 2024	December 31, 2023
Definitive	887,592	768,311
Discretionary	1,026,386	977,733
Total legal finance undrawn commitments	1,913,978	1,746,044
Legal risk (definitive)	42,501	55,583
Total capital provision-direct undrawn commitments	1,956,479	1,801,627
Capital provision-indirect undrawn commitments	12,859	71,662
Total capital provision undrawn commitments	1,969,338	1,873,289

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the condensed consolidated financial statements.

Burford Capital Quarterly Report June 2024    33

Burford Capital Limited and subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ IN THOUSANDS, EXCEPT SHARE DATA)

(UNAUDITED)

15. Related party transactions

The Group has interests in joint ventures and equity method investments. See note 17 (Joint ventures and equity method investments) to the Group’s consolidated financial statements in the 2023 Annual Report for additional information with respect to the balances held with joint ventures and equity method investments.

The table below sets forth the fundings and proceeds from joint ventures and equity method investments for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Fundings of joint ventures and equity method investments	2,846	2,538	3,609	4,284
Proceeds from joint ventures and equity method investments	731	15,557	2,892	16,007

16. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures that are set forth in note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements in the 2023 Annual Report, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors, and due to a judgment creditor (in contrast to a conventional debtholder and in the absence of an actual bankruptcy of the counterparty) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows. The Group is also exposed to credit risk in respect of the cash and cash equivalents and marketable securities. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating or highly liquid government money market funds. Marketable securities primarily consist of government securities with original maturities longer than three months when purchased, investment grade corporate bonds, asset-backed securities and mutual funds, all of which can be redeemed on short notice or be sold on an active trading market.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the condensed consolidated statements of financial position.

In addition, the Group is exposed to credit risk on financial assets and receivables in other assets, all of which are held at amortized cost. The maximum credit exposure for such amounts was the carrying value of $18.9 million and $17.8 million at June 30, 2024 and December 31, 2023, respectively. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macroeconomic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost. The Group recognized no impairment for the three and six months ended June 30, 2024 and 2023.

The Group is not exposed to concentration of credit risk from a particular region or customer.

17. Subsequent events

There have been no events since June 30, 2024 to the date of this Quarterly Report that require recognition or disclosure in the condensed consolidated financial statements.

34    Burford Capital Quarterly Report June 2024

Operating and financial review and prospects

The following discussion and analysis of our operating and financial review and prospects should be read in conjunction with our condensed consolidated financial statements and the accompanying notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain unaudited APMs (as defined below) and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations as reported under US GAAP. See “—Basis of presentation of financial information” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Our returns are driven by judicial activity, and we believe our returns are generally uncorrelated to market conditions or the performance of the overall economy. At the date of this Quarterly Report, we have observed continued signs of the effect of higher interest rates contributing to distress in sectors such as commercial real estate and reflected broadly in a higher level of company insolvencies and bankruptcies in the United States and Europe. According to Standard & Poor’s, 78 of its rated companies defaulted in the first half of 2024, representing a level slightly below the first half of 2023, but still running above its five-year average. In the US, corporate funding pressures remained elevated through the first half of 2024 as market expectations of an easing in the Federal Reserve’s monetary policy were pared back early in the year.

See “Risk factors—Risks relating to our business and industry—We are subject to credit risk relating to our various legal finance assets that could adversely affect our business, financial position, results of operations and/or liquidity” and “Risk factors—Risks relating to our business and industry—Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats (such as the Covid-19 pandemic) could adversely affect our business, financial position, results of operations and/or liquidity” in the 2023 Annual Report.

Covid-19

Court systems and other forms of adjudication have returned to functionality in the aftermath of the Covid-19 pandemic. In general, court activity has continued to work through the backlog caused by the Covid-19 pandemic and, during the six months ended June 30, 2024, we have observed continuing portfolio activity. Nevertheless, some court systems continue to face backlogs, delaying adjudication. In jurisdictions with court backlogs, the impetus to file new litigation may be diminished, unless there is an approaching limitation period. Inevitably, some of our matters (and thus our cash realizations from them) in jurisdictions impacted by court backlogs have been slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms that increase our returns as time passes, so we consider these delays to be deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

See “Risk factors—Risks relating to our business and industry—Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats could adversely affect our business, financial position, results of operations and/or liquidity” in the 2023 Annual Report.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought. However, because returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase in such circumstances. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through employee costs, which represent the majority of our operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

Burford Capital Quarterly Report June 2024    35

Party solvency

Litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

The ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the US Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

Higher interest rates also present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations.

As our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset, the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Other items

There were no material developments with respect to, or changes from, our disclosure in the 2023 Annual Report relating to the international sanctions on Russian businesses and individuals and the conflict in Israel and Gaza.

Basis of presentation of financial information

We report our condensed consolidated financial statements at June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023 contained in this Quarterly Report in accordance with US GAAP. Our condensed consolidated financial statements are presented in US dollars.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 12 (Variable interest entities) to our condensed consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

To that end, throughout this Quarterly Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Quarterly Report, the major entities where there is also a third-party partner in, or owner of, those entities include BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any

36    Burford Capital Quarterly Report June 2024

third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, and which do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our condensed consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reportable segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to our condensed consolidated financial statements prepared in accordance with US GAAP by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “—Reconciliations” for the reconciliations of these non-GAAP financial measures to our condensed consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Quarterly Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations prepared in accordance with US GAAP. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Quarterly Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded assets (as defined below).

In discussing cash returns and performance of our asset management business, we refer to several alternative performance measures as set forth below:

▪	Assets under management
Consistent with our status as an SEC-registered investment adviser, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). AUM, as we report it, means the fair value of the capital invested in private funds and individual capital vehicles plus the capital that we are entitled to call from investors in those private funds and vehicles pursuant to the terms of their respective capital commitments to those private funds and vehicles. Our AUM differs from our private funds’ contribution to our Group-wide portfolio, which consists of deployed cost, fair value adjustments and undrawn

Burford Capital Quarterly Report June 2024    37

commitments made on the legal finance assets those private funds have financed.
▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of financing we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining part(y)/(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash proceeds, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide financing on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide financing after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in financing such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.
▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

38    Burford Capital Quarterly Report June 2024

Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our condensed consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares.

Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Burford Capital Quarterly Report June 2024    39

Results of operations and financial position

Set forth below is a discussion of our consolidated results of operations for the three and six months ended June 30, 2024 and 2023 and our consolidated financial position at June 30, 2024 and December 31, 2023, in each case, on a consolidated basis, unless noted otherwise.

Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023

Overview

The table below sets forth a summary of our condensed consolidated statements of operations for the periods indicated.

Consolidated (GAAP)	Three months ended June 30,				Six months ended June 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Total revenues	159,653	44,551	115,102	258%	203,948	425,456	(221,508)	(52)%
Total operating expenses	38,151	43,632	(5,481)	(13)%	68,289	97,931	(29,642)	(30)%
Operating income/(loss)	121,502	919	120,583	NM	135,659	327,525	(191,866)	(59)%

Total other expenses	34,533	12,226	22,307	182%	67,592	30,339	37,253	123%
Income/(loss) before income taxes	86,969	(11,307)	98,276	NM	68,067	297,186	(229,119)	(77)%

(Provision for)/benefit from income taxes	(11,697)	(8,969)	(2,728)	30%	(10,293)	(16,081)	5,788	(36)%
Net income/(loss)	75,272	(20,276)	95,548	NM	57,774	281,105	(223,331)	(79)%

Net income/(loss) attributable to non-controlling interests	21,526	1,264	20,262	NM	33,965	43,220	(9,255)	(21)%
Net income/(loss) attributable to Burford Capital Limited shareholders	53,746	(21,540)	75,286	NM	23,809	237,885	(214,076)	(90)%

Note: “NM” denotes not meaningful. Changes from negative to positive amounts and positive to negative amounts, increases or decreases from zero and changes greater than 700% are not considered meaningful.

Total revenues increased 258% to $159.7 million for the three months ended June 30, 2024 as compared to $44.6 million for the three months ended June 30, 2023. This was primarily due to increases in capital provision income and marketable securities income and bank interest, partially offset by the period-over-period impact from third-party interests in capital provision assets. Operating income was also bolstered by a decrease in operating expenses. The net result was an increase in the net income/(loss) attributable to Burford Capital Limited shareholders to a net income of $53.7 million for the three months ended June 30, 2024 as compared to a net loss of $21.5 million for the three months ended June 30, 2023.

Total revenues decreased 52% to $203.9 million for the six months ended June 30, 2024 as compared to $425.5 million for the six months ended June 30, 2023. The bulk of that decline was due to the absence of a $291.3 million write-up in the YPF-related assets, which occurred in the three months ending March 31, 2023 arising from the March 2023 Ruling (as defined below). The decrease in total revenues was partially offset by a decrease in operating expenses primarily due to the decrease in compensation-related accruals in light of lower unrealized gains. The net result was a decrease in the net income/(loss) attributable to Burford Capital Limited shareholders to a net income of $23.8 million for the six months ended June 30, 2024 as compared to $237.9 million for the six months ended June 30, 2023.

Revenues

The table below sets forth the components of our total revenues for the periods indicated.

Consolidated (GAAP)	Three months ended June 30,				Six months ended June 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Capital provision income/(loss)	157,745	35,667	122,078	342%	198,506	511,600	(313,094)	(61)%
Plus/(Less): Third-party interests in capital provision assets	(6,264)	4,813	(11,077)	NM	(11,488)	(95,532)	84,044	(88)%
Asset management income/(loss)	1,644	1,894	(250)	(13)%	3,507	3,891	(384)	(10)%
Marketable securities income/(loss) and bank interest	6,278	1,542	4,736	307%	12,889	4,615	8,274	179%
Other income/(loss)	250	635	(385)	(61)%	534	882	(348)	(39)%
Total revenues	159,653	44,551	115,102	258%	203,948	425,456	(221,508)	(52)%

40    Burford Capital Quarterly Report June 2024

Capital provision income/(loss)

Three months ended June 30, 2024 as compared to three months ended June 30, 2023

Capital provision income increased 342% to $157.7 million for the three months ended June 30, 2024 as compared to $35.7 million for the three months ended June 30, 2023. The period-over-period change is primarily attributable to an increase in net realized gains and fair value adjustments as further discussed below.

The table below sets forth the components of our capital provision income for the periods indicated.

Consolidated (GAAP)	Three months ended June 30,
($ in thousands)	2024	2023	Change	% Change
Net realized gains/(losses)	117,471	64,323	53,148	83%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	39,070	(28,821)	67,891	NM
Foreign exchange gains/(losses)	(565)	166	(731)	NM
Other	1,769	(1)	1,770	NM
Total capital provision income/(loss)	157,745	35,667	122,078	342%

For the three months ended June 30, 2024, net realized gains were $117.5 million, comprising $128.8 million of gross realized gains, offset by gross realized losses of $11.3 million. For the three months ended June 30, 2023, net realized gains were $64.3 million, comprising $87.7 million of gross realized gains, offset by gross realized losses of $23.4 million. The increase in net realized gains is primarily due to more case activity during the three months ended June 30, 2024 which led to favorable conclusions with no single asset significantly impacting the result. Overall, net realized gains resulted from $191.9 million in realizations for the three months ended June 30, 2024 as compared to $157.6 million in realizations for three months ended June 30, 2023.

Fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), are affected by a number of factors, including changes in discount rate, duration and litigation risk premium, the reversal of previously recognized unrealized gains and their associated transfer to realized gains upon conclusion of an asset and actual performance of assets as they pass through milestones. All of those factors contributed to the gain of $39.1 million for the three months ended June 30, 2024 as compared to a loss of $28.8 million for the three months ended June 30, 2023. No single asset had a significant impact on the result.

As part of our fair value methodology, we discount the expected future cash flows. The weighted average discount rate increased by 15 basis points to 7.3% at June 30, 2024 from 7.2% at March 31, 2024 and, in isolation, resulted in lower net present values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of a $78.9 million decrease in capital provision income for an assumed increase of 50 basis points in discount rates at June 30, 2024 as compared to $82.1 million decrease at March 31, 2024. The sensitivity figure is a point in time calculation at June 30, 2024 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

Fair value is also impacted by changes in the adjusted risk premium, which marginally increased to 30.7% at June 30, 2024 from 30.1% at March 31, 2024. This metric is a risk adjustment (haircut) applied to the potential proceeds due to us in the event of a successful litigation outcome and is intended to reflect the remaining litigation risk. The impact of the addition of newly acquired or originated capital provision assets during the period (which generally have higher risk premiums at the start of the capital provision asset’s life) was largely offset by net favorable developments across the rest of the portfolio.

Six months ended June 30, 2024 as compared to six months ended June 30, 2023

Capital provision income decreased 61% to $198.5 million for the six months ended June 30, 2024 as compared to $511.6 million for the six months ended June 30, 2023. The period-over-period change in capital provision income is predominantly attributable to a decrease in fair value adjustments as further discussed below.

The table below sets forth the components of our capital provision income for the periods indicated.

Consolidated (GAAP)	Six months ended June 30,
($ in thousands)	2024	2023	Change	% Change
Net realized gains/(losses)	175,333	133,765	41,568	31%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	25,369	373,992	(348,623)	(93)%
Foreign exchange gains/(losses)	(4,767)	3,844	(8,611)	NM
Other	2,571	(1)	2,572	NM
Total capital provision income/(loss)	198,506	511,600	(313,094)	(61)%

Burford Capital Quarterly Report June 2024    41

For the six months ended June 30, 2024, net realized gains were $175.3 million, comprising $202.1 million of gross realized gains, offset by gross realized losses of $26.8 million. For the six months ended June 30, 2023, net realized gains were $133.8 million, comprising $161.3 million of gross realized gains, offset by gross realized losses of $27.5 million. The increase in net realized gains is primarily due to more case activity during the six months ended June 30, 2024 which led to favorable conclusions with no single asset significantly impacting the result. Overall, net realized gains resulted from $304.9 million in realizations for the six months ended June 30, 2024 as compared to $285.9 million in realizations for six months ended June 30, 2023.

Fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), are affected by a number of factors, including changes in discount rate, duration and litigation risk premium, the reversal of previously recognized unrealized gains and their associated transfer to realized gains upon conclusion of an asset and actual performance of assets as they pass through milestones. All of those factors contributed to the decrease in fair value adjustments to $25.4 million for the six months ended June 30, 2024 as compared to $374.0 million for the six months ended June 30, 2023, with no individual asset having a material impact other than the absence of the fair value adjustment for the YPF-related assets of $277.3 million arising primarily from the March 2023 Ruling (as defined below) versus the comparative period.

As part of our fair value methodology, we discount the expected future cash flows. The weighted average discount rate increased by 34 basis points to 7.3% at June 30, 2024 from 7.0% at December 31, 2023 and, in isolation, resulted in lower net present values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of a $78.9 million decrease in capital provision income for an assumed increase of 50 basis points in discount rates at June 30, 2024. The sensitivity figure is a point in time calculation at June 30, 2024 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

Fair value is also impacted by changes in the adjusted risk premium, which marginally increased to 30.7% at June 30, 2024 from 30.2% at December 31, 2023. This metric is a risk adjustment (haircut) applied to the potential proceeds due to us in the event of a successful litigation outcome and is intended to reflect the remaining litigation risk. The impact of the addition of newly acquired or originated capital provision assets during the period (which generally have higher risk premiums at the start of the capital provision asset’s life) was largely offset by net favorable developments across the rest of the portfolio.

Plus/(Less): Third-party interests in capital provision assets

Third-party interests in capital provision assets were a reduction in capital provision income of $6.3 million for the three months ended June 30, 2024, as compared to an increase in capital provision income of $4.8 million for the three months ended June 30, 2023. The change was primarily driven by the impact of passage of time resulting in an increase in the fair value of the financial liability owed to Colorado, which was reflected as a reduction of $7.4 million to us. In comparison, the financial liability owed to Colorado decreased for the three months ended June 30, 2023, which was reflected as a positive $4.8 million to us, due to the impact of the increased discount rates being greater than the impact of passage of time, which resulted in an unrealized loss on the underlying YPF-related assets.

Third-party interests in capital provision assets were a reduction in capital provision income of $11.5 million for the six months ended June 30, 2024 as compared to a reduction of $95.5 million for the six months ended June 30, 2023. The financial liability owed to Colorado increased during the six months ended June 30, 2024 driven by the impact of passage of time, which was reflected as a reduction of $12.8 million to us. The lower reduction period-over-period was due to the absence in the six months ended June 30, 2024 of a large write-up in the YPF-related assets which accounted for $95.0 million of the impact in the six months ended June 30, 2023.

Asset management income/(loss)

Asset management income remained consistent at $1.6 million and $3.5 million for the three and six months ended June 30, 2024, respectively, as compared to $1.9 million and $3.9 million for the three and six months ended June 30, 2023, respectively. As BOF-C is a consolidated entity, asset management income from this private fund is eliminated on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Marketable securities income/(loss) and bank interest

Marketable securities income and bank interest increased 307% to $6.3 million for the three months ended June 30, 2024 as compared to $1.5 million for the three months ended June 30, 2023. Marketable securities income and bank interest increased 179% to $12.9 million for the six months ended June 30, 2024 as compared to $4.6 million for the six months ended June 30, 2023. The increase in both the three and six months ended June 30, 2024 is predominantly

42    Burford Capital Quarterly Report June 2024

driven by higher income from our cash and cash equivalents due to larger average balances throughout the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023.

Other income/(loss)

Other income remained consistent at $0.3 million and $0.5 million for the three and six months ended June 30, 2024, respectively, as compared to $0.6 million and $0.9 million for the three and six months ended June 30, 2023, respectively.

Operating expenses

The table below sets forth the components of our total operating expenses for the periods indicated.

Consolidated (GAAP)	Three months ended June 30,				Six months ended June 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Salaries and benefits	7,753	10,709	(2,956)	(28)%	19,417	23,201	(3,784)	(16)%
Annual incentive compensation	4,875	6,380	(1,505)	(24)%	9,711	11,066	(1,355)	(12)%
Share-based compensation	3,353	3,173	180	6%	7,216	6,677	539	8%
Long-term incentive compensation including accruals	13,016	8,107	4,909	61%	14,654	27,662	(13,008)	(47)%
Total compensation and benefits	28,997	28,369	628	2%	50,998	68,606	(17,608)	(26)%
General, administrative and other	7,742	11,062	(3,320)	(30)%	15,192	18,813	(3,621)	(19)%
Case-related expenditures ineligible for inclusion in asset cost	1,412	4,201	(2,789)	(66)%	2,099	10,512	(8,413)	(80)%
Total operating expenses	38,151	43,632	(5,481)	(13)%	68,289	97,931	(29,642)	(30)%

Total operating expenses decreased 13% to $38.2 million for the three months ended June 30, 2024 as compared to $43.6 million for the three months ended June 30, 2023. The decrease was driven primarily by lower general, administrative and other expenses, mainly due to the absence of costs related to certain projects which were completed during 2023, as well as lower case-related expenditures ineligible for inclusion in asset cost due to the resolution of certain assets in 2023.

Total operating expenses decreased 30% to $68.3 million for the six months ended June 30, 2024 as compared to $97.9 million for the six months ended June 30, 2023. The decrease was driven primarily by lower fair value driven compensation-related accruals and significantly lower case-related expenditures ineligible for inclusion in asset cost due to the resolution of certain assets in 2023, as well as lower general, administrative and other expenses, mainly due to the absence of costs related to certain projects which were completed during 2023.

The amounts for the prior period have been reclassified to incorporate the “Legacy asset recovery incentive compensation including accruals” line item into the “Long-term incentive compensation including accruals” line item within the condensed consolidated statements of operations. The legacy asset recovery arrangement is nearing completion and is no longer expected to be a significant component of incentive compensation expense. See note 2 (Summary of significant accounting policies—Reclassifications) to our condensed consolidated statements for additional information. The increase in long-term incentive compensation including accruals is correlated to the fair value of the capital provision asset portfolio and in the three months ended June 30, 2024 was primarily related to higher capital provision income during the three months ended June 30, 2024 as compared to the three months ended June 30, 2023. The decrease in long-term incentive compensation including accruals in the six months ended June 30, 2024 was primarily attributable to the absence in the six months ended June 30, 2024 of a large write-up in the YPF-related assets as a result of the March 2023 Ruling (as defined below).

Case-related expenditures ineligible for inclusion in asset cost significantly decreased in the three and six months ended June 30, 2024, reflecting a decrease in the level of expenses and instances where we incur legal or other related expenses that are directly attributable to a capital provision asset but that do not form part of the deployed amount under a capital provision agreement, such as when we bear incremental legal expenses in cases. Examples of such expenses include fees paid to third parties when our management has sought its own legal advice or expert opinion with respect to matters related to a capital provision asset. These expenses are expected to fluctuate period-over-period and accounted for $0.7 million and $4.0 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months ended June 30, 2024 and 2023, respectively, and $1.2 million and $10.2 million of the total case-related expenditures ineligible for inclusion in asset cost for the six months ended June 30, 2024 and 2023, respectively.

Case-related expenditures ineligible for inclusion in asset cost also include some situations where we are effectively the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. This type of expenditures accounted for $0.7 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months ended June 30, 2024, none for the three months ended June 30, 2023, and $0.9 million and $0.1

Burford Capital Quarterly Report June 2024    43

million for the six months ended June 30, 2024 and 2023, respectively. While we report these costs as expenses for accounting purposes, we treat them for return and performance purposes no differently than traditional legal finance arrangements.

Other expenses

The table below sets forth the components our total other expenses for the periods indicated.

Consolidated (GAAP)	Three months ended June 30,				Six months ended June 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Finance costs	34,466	21,124	13,342	63%	67,033	41,677	25,356	61%
Foreign currency transactions (gains)/losses	67	(8,898)	8,965	NM	559	(11,338)	11,897	NM
Total other expenses	34,533	12,226	22,307	182%	67,592	30,339	37,253	123%

Finance costs

Finance costs increased 63% to $34.5 million for the three months ended June 30, 2024 as compared to $21.1 million for the three months ended June 30, 2023. Finance costs increased 61% to $67.0 million for the six months ended June 30, 2024 as compared to $41.7 million for the six months ended June 30, 2023. The increase in both the three and six months ended June 30, 2024 is primarily due to the inclusion for the three and six months ended June 30, 2024 of interest expense related to the Initial 2031 Notes issued in June 2023 and the Additional 2031 Notes issued in January 2024, partially offset by the early redemption of the 6.125% bonds due 2024 in July 2023.

Foreign currency transactions (gains)/losses

Foreign currency transactions (gains)/losses were losses of $0.1 million and $0.6 million for the three and six months ended June 30, 2024, respectively, as compared to gains of $8.9 million and $11.3 million for the three and six months ended June 30, 2023, respectively. The transition from gain to loss was primarily driven by the absence of a $10.7 million foreign currency gain from a capital redemption between subsidiaries with different functional currencies that occurred during the three months ended June 30, 2023.

(Provision for)/benefit from income taxes

The table below sets forth our (provision for)/benefit from income taxes for the periods indicated.

Consolidated (GAAP)	Three months ended June 30,				Six months ended June 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
(Provision for)/benefit from income taxes	(11,697)	(8,969)	(2,728)	30%	(10,293)	(16,081)	5,788	(36)%

Income taxes were a provision of $11.7 million for the three months ended June 30, 2024 as compared to $9.0 million for the three months ended June 30, 2023. The period-over-period change in income taxes is due primarily to limitations on deductions and use of net operating losses in various jurisdictions, as compared to the three months ended June 30, 2023, as well as an increase in net income before taxes. Cash taxes paid were $7.0 million and $3.4 million for the three months ended June 30, 2024 and 2023, respectively.

Income taxes were a provision of $10.3 million for the six months ended June 30, 2024 as compared to $16.1 million for the six months ended June 30, 2023. The period-over-period change in income taxes is due primarily to limitations on deductions and use of net operating losses in various jurisdictions, as compared to the six months ended June 30, 2023, as well as a decrease in net income before taxes. Cash taxes paid were $7.4 million and $3.9 million for the six months ended June 30, 2024 and 2023, respectively.

Net income/(loss) attributable to non-controlling interests

The table below sets forth our net income/(loss) attributable to non-controlling interests for the periods indicated.

Consolidated (GAAP)	Three months ended June 30,				Six months ended June 30,
($ in thousands)	2024	2023	Change	% Change	2024	2023	Change	% Change
Net income/(loss) attributable to non-controlling interests	21,526	1,264	20,262	NM	33,965	43,220	(9,255)	(21)%

We consolidate certain entities that have other shareholders and/or investors, including the Advantage Fund and BOF-C. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess returns after the first 10% of annual simple returns are remitted to the Advantage Fund’s investors. With respect to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we (in our capacity as the appointed investment adviser) receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a

44    Burford Capital Quarterly Report June 2024

portion of the return generated from the assets held by BOF-C. We include 100% of the Advantage Fund’s and BOF-C’s income and expenses in the applicable line items in our condensed consolidated statements of operations (for example, 100% of the income on the Advantage Fund’s and BOF-C’s capital provision assets is included in capital provision income in our condensed consolidated statements of operations), and the net amount of those income and expense line items that relate to third-party interests is included in net income attributable to non-controlling interests. In turn, this is deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our condensed consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies—Consolidation) to our condensed consolidated financial statements for additional information with respect to our consolidation policies.

Net income attributable to non-controlling interests increased to $21.5 million for the three months ended June 30, 2024 as compared to $1.3 million for the three months ended June 30, 2023. The increase reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to the increase in the capital provision income from BOF-C.

Net income attributable to non-controlling interests decreased 21% to $34.0 million for the six months ended June 30, 2024 as compared to $43.2 million for the six months ended June 30, 2023. The decrease reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to the decrease in the capital provision income from BOF-C.

Statements of financial position at June 30, 2024 as compared to December 31, 2023

The table below sets forth specified line items from our consolidated statements of financial position at the dates indicated.

Consolidated (GAAP)
($ in thousands)	June 30, 2024	December 31, 2023	Change	% Change
Cash and cash equivalents	390,673	220,549	170,124	77%
Marketable securities	92,924	107,561	(14,637)	(14)%
Due from settlement of capital provision assets	199,997	265,540	(65,543)	(25)%
Capital provision assets	5,238,633	5,045,388	193,245	4%

Cash and cash equivalents and marketable securities

Cash and cash equivalents increased 77% to $390.7 million at June 30, 2024 as compared to $220.5 million at December 31, 2023, and marketable securities decreased 14% to $92.9 million at June 30, 2024 as compared to $107.6 million at December 31, 2023. The net increase primarily reflects the proceeds from the issuance of $275.0 million aggregate principal amount of the Additional 2031 Notes in January 2024 and the net proceeds from capital provision assets, partially offset by the purchases in the open market transactions of the 2025 Bonds and the payment of dividends.

Due from settlement of capital provision assets

Due from settlement of capital provision assets decreased 25% to $200.0 million at June 30, 2024 as compared to $265.5 million at December 31, 2023. The decrease was primarily due to collections of due from settlement receivables and the impact of realizations during the six months ended June 30, 2024. Of the $265.5 million of due from settlement receivables at December 31, 2023, 60% was collected in cash during the six months ended June 30, 2024.

Capital provision assets

Capital provision assets increased 4% to $5.2 billion at June 30, 2024 as compared to $5.0 billion at December 31, 2023. The increase in capital provision assets primarily reflects continued deployments into capital provision assets and fair value gains generated for the six months ended June 30, 2024, partially offset by the impact of realizations.

Segments

We have two reportable segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our private funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The table below sets forth the components of our income/(loss) before income taxes by segment for the periods indicated.

Burford Capital Quarterly Report June 2024    45

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Three months ended June 30, 2024
Total revenues	119,360	11,737	6,180	137,277	22,376	159,653
Total operating expenses	22,666	7,397	7,239	37,302	849	38,151
Total other expenses	32,746	522	1,264	34,532	1	34,533
Income/(loss) before income taxes	63,948	3,818	(2,323)	65,443	21,526	86,969

Three months ended June 30, 2023
Total revenues	35,392	6,319	1,526	43,237	1,314	44,551
Total operating expenses	30,761	7,136	5,670	43,567	65	43,632
Total other expenses	19,603	472	(7,834)	12,241	(15)	12,226
Income/(loss) before income taxes	(14,972)	(1,289)	3,690	(12,571)	1,264	(11,307)

Change
Total revenues	83,968	5,418	4,654	94,040	21,062	115,102
Total operating expenses	(8,095)	261	1,569	(6,265)	784	(5,481)
Total other expenses	13,143	50	9,098	22,291	16	22,307
Income/(loss) before income taxes	78,920	5,107	(6,013)	78,014	20,262	98,276
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $63.9 million for the three months ended June 30, 2024 as compared to a loss before income taxes of $15.0 million for the three months ended June 30, 2023. The period-over-period change for the three months ended June 30, 2024 reflects an increase in total revenues attributable to an increase in net realized gains and fair value adjustments and a decrease in operating expenses due to lower general, administrative and other expenses, lower case-related expenditures ineligible for inclusion in asset cost and lower compensation and benefits expenses, offset by an increase in other expenses due to increased finance costs.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $3.8 million for the three months ended June 30, 2024 as compared to a loss before income taxes of $1.3 million for the three months ended June 30, 2023. The period-over-period change in the asset management and other services segment primarily reflects higher income from BOF-C.

On a Burford-only basis, in the other corporate segment, we incurred a loss before income taxes of $2.3 million for the three months ended June 30, 2024 as compared to income before income taxes of $3.7 million for the three months ended June 30, 2023. The period-over-period change in the other corporate segment primarily reflects higher segment expenses.

The table below sets forth the components of our income/(loss) before income taxes by segment for the periods indicated.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Six months ended June 30, 2024
Total revenues	137,263	18,694	12,698	168,655	35,293	203,948
Total operating expenses	44,480	9,466	13,020	66,966	1,323	68,289
Total other expenses	63,895	1,073	2,619	67,587	5	67,592
Income/(loss) before income taxes	28,888	8,155	(2,941)	34,102	33,965	68,067

Six months ended June 30, 2023
Total revenues	351,407	25,923	4,584	381,914	43,542	425,456
Total operating expenses	73,221	13,571	10,784	97,576	355	97,931
Total other expenses	38,796	893	(9,317)	30,372	(33)	30,339
Income/(loss) before income taxes	239,390	11,459	3,117	253,966	43,220	297,186

Change
Total revenues	(214,144)	(7,229)	8,114	(213,259)	(8,249)	(221,508)
Total operating expenses	(28,741)	(4,105)	2,236	(30,610)	968	(29,642)
Total other expenses	25,099	180	11,936	37,215	38	37,253
Income/(loss) before income taxes	(210,502)	(3,304)	(6,058)	(219,864)	(9,255)	(229,119)
1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Advantage Fund, Colorado and several other entities in

46    Burford Capital Quarterly Report June 2024

which the Company holds investments and there is a third-party partner in, or owner of, those entities. Prior to its liquidation in the fourth quarter of 2023, such non-wholly owned consolidated entities included the Strategic Value Fund.

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $28.9 million for the six months ended June 30, 2024 as compared to $239.4 million for the six months ended June 30, 2023. The decrease in income before income taxes for the six months ended June 30, 2024 reflects the absence of comparable fair value increases for the YPF-related assets and an increase in other expenses due to increased finance costs, offset by lower operating expenses due to a decrease in long-term incentive compensation accruals, case-related expenditures ineligible for inclusion in asset cost and lower general, administrative and other expenses.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $8.2 million for the six months ended June 30, 2024 as compared to $11.5 million for the six months ended June 30, 2023. The period-over-period change in the asset management and other services segment primarily reflects lower income from BOF-C, slightly offset by lower segment expenses.

On a Burford-only basis, in the other corporate segment, we incurred a loss before income taxes of $2.9 million for the six months ended June 30, 2024 as compared to an income before income taxes of $3.1 million for the six months ended June 30, 2023. The period-over-period change in the other corporate segment primarily reflects higher segment expenses.

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At June 30, 2024, our Burford-only portfolio consisted of 213 assets held directly and 12 additional assets held indirectly through the Advantage Fund. At December 31, 2023, our Burford-only portfolio consisted of 206 assets held directly and 11 additional assets held indirectly through the Advantage Fund.

The tables below set forth our portfolio at the dates indicated on consolidated, Burford-only and Group-wide bases.

	June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct
Deployed cost	2,229,053	(559,159)	1,669,894	394,049	464,510	2,528,453
Plus: Fair value adjustments	2,771,019	(946,304)	1,824,715	169,291	221,497	2,215,503
Fair value	5,000,072	(1,505,463)	3,494,609	563,340	686,007	4,743,956

Capital provision assets - indirect
Deployed cost	211,016	(177,932)	33,084	177,932	-	211,016
Plus: Fair value adjustments	27,545	(20,373)	7,172	16,944	-	24,116
Fair value	238,561	(198,305)	40,256	194,876	-	235,132

Total capital provision assets	5,238,633	(1,703,768)	3,534,865	758,216	686,007	4,979,088

Post-settlement assets
Deployed cost	-	-	-	237,469	-	237,469
Plus: Fair value adjustments	-	-	-	51,055	-	51,055
Fair value	-	-	-	288,524	-	288,524

Undrawn commitments
Capital provision-direct	1,956,479	(435,405)	1,521,074	110,686	426,574	2,058,334
Capital provision-indirect	12,859	(10,716)	2,143	10,716	-	12,859
Post-settlement	-	-	-	44,498	-	44,498
Total undrawn commitments	1,969,338	(446,121)	1,523,217	165,900	426,574	2,115,691

Total portfolio	7,207,971	(2,149,889)	5,058,082	1,212,640	1,112,581	7,383,303

Burford Capital Quarterly Report June 2024    47

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct
Deployed cost	2,116,304	(542,773)	1,573,531	416,318	428,110	2,417,959
Plus: Fair value adjustments	2,743,575	(929,505)	1,814,070	180,169	220,363	2,214,602
Fair value	4,859,879	(1,472,278)	3,387,601	596,487	648,473	4,632,561

Capital provision assets - indirect
Deployed cost	164,259	(125,508)	38,751	125,508	-	164,259
Plus: Fair value adjustments	21,250	(15,490)	5,760	15,490	-	21,250
Fair value	185,509	(140,998)	44,511	140,998	-	185,509

Total capital provision assets	5,045,388	(1,613,276)	3,432,112	737,485	648,473	4,818,070

Post-settlement assets
Deployed cost	-	-	-	253,062	-	253,062
Plus: Fair value adjustments	-	-	-	45,792	-	45,792
Fair value	-	-	-	298,854	-	298,854

Undrawn commitments
Capital provision-direct	1,801,627	(405,566)	1,396,061	126,560	396,646	1,919,267
Capital provision-indirect	71,662	(59,718)	11,944	59,718	-	71,662
Post-settlement	-	-	-	62,455	-	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	248,733	396,646	2,053,384

Total portfolio	6,918,677	(2,078,560)	4,840,117	1,285,072	1,045,119	7,170,308

On a consolidated basis, the total portfolio was $7.2 billion at June 30, 2024 as compared to $6.9 billion at December 31, 2023. On a Group-wide basis, the total portfolio increased to $7.4 billion at June 30, 2024 as compared to $7.2 billion at December 31, 2023. On a Burford-only basis, the total portfolio was $5.1 billion and $4.8 billion at June 30, 2024 and December 31, 2023, respectively. The growth of the portfolio during the six months ended June 30, 2024 was driven largely by growth in new commitments and deployments.

Fair value of capital provision assets

Valuation policy

See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to our condensed consolidated financial statements for a description of our valuation policy for capital provision assets.

Fair value of capital provision assets

The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at the dates indicated on a consolidated basis.

Consolidated (GAAP)	June 30, 2024			December 31, 2023
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	71,002	2,028,597	2,099,599	67,167	1,990,950	2,058,117
Other assets	2,369,067	769,967	3,139,034	2,213,396	773,875	2,987,271
Total capital provision assets	2,440,069	2,798,564	5,238,633	2,280,563	2,764,825	5,045,388

On a consolidated basis, the aggregate fair value of our capital provision assets was $5.2 billion and $5.0 billion at June 30, 2024 and December 31, 2023, respectively. The aggregate deployed cost was $2.4 billion at June 30, 2024 and $2.3 billion at December 31, 2023. The increase of $159.5 million in deployed cost is a result of deployments during the six months ended June 30, 2024, offset by the return of capital from realizations. See “—Results of operations and financial position—Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023” for additional information with respect to the change in unrealized gain, which is driven by this period’s fair value adjustment, net of previously recognized unrealized gains transferred to realized gains.

The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at the dates indicated on a Burford-only basis.

48    Burford Capital Quarterly Report June 2024

Burford-only (non-GAAP)	June 30, 2024			December 31, 2023
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	64,174	1,336,140	1,400,314	60,338	1,311,319	1,371,657
Other assets	1,638,804	495,747	2,134,551	1,551,944	508,511	2,060,455
Total capital provision assets	1,702,978	1,831,887	3,534,865	1,612,282	1,819,830	3,432,112

On a Burford-only basis, the aggregate fair value of our capital provision assets was $3.5 billion at June 30, 2024 and $3.4 billion at December 31, 2023. The aggregate deployed cost was $1.7 billion at June 30, 2024 and $1.6 billion at December 31, 2023. The increase of $90.7 million in deployed cost is a result of deployments during the six months ended June 30, 2024, offset by the return of capital from realizations. See “—Results of operations and financial position—Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023” for additional information with respect to the change in unrealized gain, which is driven by this period’s fair value adjustment, net of previously recognized unrealized gains transferred to realized gains.

Fair value of YPF-related assets

The determination of the fair value of the YPF-related assets—our financing of the Petersen and Eton Park claims (as described below)—is based on the same methodology which we use to value all of our other capital provision assets. In June 2019, we sold a portion of the Petersen claim, constituting $100.0 million of a $148.0 million placement, to a number of institutional investors. Other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. As a result, we have utilized the implicit valuation of the Petersen claim to calibrate our model to determine the fair value of the YPF-related assets in subsequent periods through June 30, 2024. Episodic subsequent trading of portions of the Petersen claim have not been factored into our valuation process of the YPF-related assets.

On March 31, 2023, the US District Court for the Southern District of New York (the “Court”) issued its opinion and order (the “March 2023 Ruling”) in connection with the summary judgment motions filed by the parties in the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012, (ii) YPF was not liable for failing to enforce its bylaws against Argentina, (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing and (iv) an evidentiary hearing was needed to resolve two factual issues to enable the computation of damages, where those issues were (1) the date on which the Republic of Argentina should have made a tender offer for YPF S.A.’s shares and (2) the appropriate rate of pre-judgment interest to be applied.

On September 8, 2023, the Court issued its findings of fact and conclusions of law in connection with the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided the issues raised at the evidentiary hearing in Petersen’s and Eton Park’s favor, holding that the appropriate date for the tender offer was April 16, 2012 and that pre-judgment interest should run from May 3, 2012 at a simple interest rate of 8%.

On September 15, 2023, the Court issued a final judgment (the “September 2023 Final Judgment”) that resulted in a complete win by Petersen and Eton Park with respect to damages against the Republic of Argentina of $16.1 billion, comprised of $14.3 billion due to Petersen and $1.7 billion due to Eton Park. The September 2023 Final Judgment awards post-judgment interest at a rate of 5.42% per annum, computed daily to the date of payment and compounded annually. On October 10, 2023, the Republic of Argentina filed a notice of appeal with the US Court of Appeals for the Second Circuit and, on October 18, 2023, Petersen and Eton Park filed a notice a cross-appeal as to the dismissal of their claims against YPF S.A.

On a consolidated basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) remained consistent at $2.1 billion at each of June 30, 2024 and December 31, 2023. On a consolidated basis, our cost basis increased by $3.8 million to $71.0 million and our unrealized gains increased by $37.6 million to $2.0 billion during the six months ended June 30, 2024.

On a Burford-only basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) remained consistent at $1.4 billion at each of June 30, 2024 and December 31, 2023. On a Burford-only basis, our cost basis increased by $3.8 million to $64.2 million and our unrealized gains increased by $24.8 million to $1.3 billion during the six months ended June 30, 2024.

Burford Capital Quarterly Report June 2024    49

Gains from capital provision-direct portfolio

Consolidated gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the periods indicated on a consolidated basis.

Consolidated (GAAP)	Three months ended June 30,			Six months ended June 30,
($ in thousands)	2024	2023	% Change	2024	2023	% Change
Net realized gains/(losses)	113,049	59,335	91%	166,031	127,405	30%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	36,585	(29,473)	NM	19,074	366,310	(95)%
Foreign exchange gains/(losses)	(565)	166	NM	(4,767)	3,844	NM
Other	1,769	-	NM	2,571	-	NM
Total capital provision-direct income	150,838	30,028	402%	182,909	497,559	(63)%

Consolidated realized gains

On a consolidated basis, net realized gains/(losses) on the capital provision-direct portfolio increased 91% to $113.0 million for the three months ended June 30, 2024 as compared to $59.3 million for the three months ended June 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $124.3 million in gross realized gains, offset by $11.3 million in gross realized losses, for the three months ended June 30, 2024 as compared to $82.7 million in gross realized gains, offset by $23.4 million in gross realized losses, for the three months ended June 30, 2023. The increase in net realized gains/(losses) is primarily due to more favorable case outcomes in greater amounts, with the top five cases representing $93.7 million (83%) and $73.1 million (123%) of realized gains in the three months ended June 30, 2024 and 2023, respectively, as well as due to the impact of smaller realized losses. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the three months ended June 30, 2024, gross realized losses were 2.1% (annualized) as compared to 3.5% for the year ended December 31, 2023.

On a consolidated basis, net realized gains/(losses) on the capital provision-direct portfolio increased 30% to $166.0 million for the six months ended June 30, 2024 as compared to $127.4 million for the six months ended June 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $192.8 million in gross realized gains, offset by $26.8 million in gross realized losses, for the six months ended June 30, 2024 as compared to $154.9 million in gross realized gains, offset by $27.5 million in gross realized losses, for the six months ended June 30, 2023. The increase in net realized gains/(losses) is primarily due to more favorable case outcomes in greater amounts, with the top seven cases representing $153.1 million (92%) and $127.1 million (100%) of realized gains in the six months ended June 30, 2024 and 2023, respectively. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the six months ended June 30, 2024, gross realized losses were 2.5% (annualized) as compared to 3.5% for the year ended December 31, 2023.

Consolidated unrealized gains/(losses)

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio were a gain of to $36.6 million for the three months ended June 30, 2024 as compared to a loss of $29.5 million for the three months ended June 30, 2023. The gain in fair value adjustments for the three months ended June 30, 2024 as compared to a loss in the three months ended June 30, 2023 was due to the impact of discount rates. See “—Results of operations and financial position—Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio were a gain of to $19.1 million for the six months ended June 30, 2024 as compared to a gain of $366.3 million for the six months ended June 30, 2023. The decrease in fair value adjustments for the six months ended June 30, 2024 is primarily attributable to the absence of a large write-up of $277.3 million in the YPF-related assets which occurred in the six months ended June 30, 2023 arising from the March 2023 Ruling. See “—Results of operations and financial position—Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

50    Burford Capital Quarterly Report June 2024

Burford-only gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the periods indicated on a Burford-only basis.

Burford-only (non-GAAP)	Three months ended June 30,			Six months ended June 30,
($ in thousands)	2024	2023	% Change	2024	2023	% Change
Net realized gains/(losses)	99,153	58,781	69%	127,907	94,394	36%
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	17,729	(23,152)	NM	8,363	251,989	(97)%
Foreign exchange gains/(losses)	(425)	(551)	(23)%	(4,130)	3,195	NM
Other	1,769	-	NM	2,571	-	NM
Total capital provision-direct income	118,226	35,078	237%	134,711	349,578	(61)%

Burford-only realized gains

On a Burford-only basis, net realized gains/(losses) on the capital provision-direct portfolio increased 69% to $99.2 million for the three months ended June 30, 2024 as compared to $58.8 million for the three months ended June 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $107.1 million in gross realized gains, offset by $7.9 million in gross realized losses, for the three months ended June 30, 2024 as compared to $80.8 million in gross realized gains, offset by $22.0 million in gross realized losses, for the three months ended June 30, 2023. The gross realized gain of $107.1 million, on a Burford-only basis, in a portfolio capital provision asset for the three months ended June 30, 2024 accounted primarily for change period-over-period as discussed under “—Gains from capital provision-direct portfolio—Consolidated gains from capital provision-direct portfolio—Consolidated realized gains”. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the three months ended June 30, 2024, gross realized losses were 1.9% (annualized) as compared to 3.6% for the year ended December 31, 2023.

On a Burford-only basis, net realized gains/(losses) on the capital provision-direct portfolio increased 36% to $127.9 million for the six months ended June 30, 2024 as compared to $94.4 million for the six months ended June 30, 2023. Net realized gains/(losses) on the capital provision-direct portfolio comprised $151.3 million in gross realized gains, offset by $23.4 million in gross realized losses, for the six months ended June 30, 2024 as compared to $119.7 million in gross realized gains, offset by $25.3 million in gross realized losses, for the six months ended June 30, 2023. The gross realized gain of $151.3 million, on a Burford-only basis, in a portfolio capital provision asset for the six months ended June 30, 2024 accounted primarily for change period-over-period as discussed under “—Gains from capital provision-direct portfolio—Consolidated gains from capital provision-direct portfolio—Consolidated realized gains”. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the six months ended June 30, 2024, gross realized losses were 2.9% (annualized) as compared to 3.6% for the year ended December 31, 2023.

Burford-only unrealized gains/(losses)

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio was a gain of $17.7 million for the three months ended June 30, 2024 as compared to a loss of $23.2 million for the three months ended June 30, 2023. The gain in fair value adjustments for the three months ended June 30, 2024 as compared to a loss in the three months ended June 30, 2023 was due to the impact of discount rates. See “—Results of operations and financial position—Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses), on the capital provision-direct portfolio was a gain of $8.4 million for the six months ended June 30, 2024 as compared to $252.0 million for the six months ended June 30, 2023. The decrease in fair value adjustments for the six months ended June 30, 2024 is primarily attributable to the absence of a large write-up of $182.3 million in the YPF-related assets which occurred in the six months ended June 30, 2023 arising from the March 2023 Ruling. See “—Results of operations and financial position—Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023” for additional information with respect to the period-over-period change of fair value adjustment, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses).

Burford Capital Quarterly Report June 2024    51

Undrawn commitments

Our portfolio includes amounts deployed and fair value adjustments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. As our financing commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 14 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to undrawn commitments.

At June 30, 2024 and December 31, 2023, our consolidated undrawn commitments were $2.0 billion and $1.9 billion, respectively.

The tables below set forth the components of our total undrawn commitments at the dates indicated on consolidated, Burford-only and Group-wide bases.

	June 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,969,338	(446,121)	1,523,217	73%	121,402	6%	426,574	21%	2,071,193
Post-settlement assets	-	-	-	0%	44,498	100%	-	0%	44,498
Total undrawn commitments	1,969,338	(446,121)	1,523,217	72%	165,900	8%	426,574	20%	2,115,691

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,873,289	(465,284)	1,408,005	71%	186,278	9%	396,646	20%	1,990,929
Post-settlement assets	-	-	-	0%	62,455	100%	-	0%	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	69%	248,733	12%	396,646	19%	2,053,384

Our undrawn commitments are primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors. At June 30, 2024 and December 31, 2023, we had legal risk management undrawn commitments of $42.5 million and $49.5 million, respectively, none of which we expect to deploy capital and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in the underlying cases.

The table below sets forth the components of our total capital provision undrawn commitments at the dates indicated on a Burford-only basis.

Burford-only (non-GAAP)	June 30, 2024	% of total	December 31, 2023	% of total
($ in thousands)
Definitive undrawn commitments	674,650	46%	579,998	43%
Discretionary undrawn commitments	803,923	54%	766,537	57%
Total legal finance undrawn commitments	1,478,573	100%	1,346,535	100%
Legal risk undrawn commitments	42,501		49,526
Total capital provision-direct undrawn commitments	1,521,074		1,396,061
Capital provision-indirect undrawn commitments (definitive)	2,143		11,944
Total capital provision undrawn commitments	1,523,217		1,408,005

See “—Reconciliations—Reconciliations of capital provision undrawn commitments” for the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments.

Our undrawn commitments can be divided into two categories: discretionary and definitive.

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from not doing so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those where we are contractually obligated to advance incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our deployed capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive

52    Burford Capital Quarterly Report June 2024

commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely within our control. The reality of litigation is that most cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. However, we are now seeing the impacts from the Covid-19 pandemic begin to subside. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease.

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio remained consistent at June 30, 2024 as compared to the WALs of the concluded assets in our Burford-only capital provision-direct portfolio at December 31, 2023. As mentioned above, the impact from the Covid-19 pandemic delaying settlement timing is expected to cause a slight increase in the WALs. The table below sets forth the WALs, weighted by deployed cost and realizations, of the concluded assets in our capital provision-direct portfolio at the dates indicated on a Burford-only basis.

Burford-only
(in years)	June 30, 2024	December 31, 2023
WAL weighted by deployed cost	2.3	2.2
WAL weighted by realizations	2.5	2.4

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at the dates indicated since inception on a Burford-only basis.

Burford-only
($ in thousands)	June 30, 2024	December 31, 2023
ROIC	86%	82%
IRR	27%	27%
Cumulative realizations	2,923,038	2,707,300

As our older vintages conclude, we may see IRR decrease slightly as the impact from the Covid-19 pandemic caused delays in settlement timing. We do not consider cases to be concluded (and therefore part of these return metrics on our concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

New commitments

The tables below set forth the components of our new commitments for the periods indicated on Burford-only and Group-wide bases.

	Three months ended June 30, 2024
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	260,131	78%	1,210	0%	73,807	22%	335,148
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	5,400	100%	-	0%	5,400
Total new commitments	260,131	76%	6,610	2%	73,807	22%	340,548

Burford Capital Quarterly Report June 2024    53

	Three months ended June 30, 2023
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	330,270	74%	531	0%	112,626	26%	443,427
Capital provision-indirect	12,000	17%	60,000	83%	-	0%	72,000
Post-settlement	-	0%	41,599	100%	-	0%	41,599
Total new commitments	342,270	61%	102,130	19%	112,626	20%	557,026

For the three months ended June 30, 2024, Group-wide new commitments decreased 39% to $340.5 million; capital provision-direct new commitments were $335.1 million and within capital provision-indirect, there were no new commitments for the Advantage Fund during the three months ended June 30, 2024. Burford-only new commitments decreased 24% to $260.1 million, comprised entirely of capital provision-direct, for the three months ended June 30, 2024. Burford-only share of Group-wide capital provision-direct new commitments was 78% for the three months ended June 30, 2024 as compared to 74% for the three months ended June 30, 2023. The period-over-period change for all bases was primarily due to the absence of the large single commitment of $253.0 million on a Group-wide basis which closed during the three months ended June 30, 2023, offset by a single commitment of $100.0 million on a Group-wide basis which closed during the three months ended June 30, 2024.

The tables below set forth the components of our new commitments for the periods indicated on Burford-only and Group-wide bases.

	Six months ended June 30, 2024
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	342,590	77%	1,255	0%	100,356	23%	444,201
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	10,650	100%	-	0%	10,650
Total new commitments	342,590	75%	11,905	3%	100,356	22%	454,851

	Six months ended June 30, 2023
	(Non-GAAP)
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	431,034	76%	829	0%	137,662	24%	569,525
Capital provision-indirect	17,833	17%	89,167	83%	-	0%	107,000
Post-settlement	-	0%	45,099	100%	-	0%	45,099
Total new commitments	448,867	62%	135,095	19%	137,662	19%	721,624

For the six months ended June 30, 2024, Group-wide new commitments decreased 37% to $454.9 million; capital provision-direct new commitments were $444.2 million and within capital provision-indirect, there were no new commitments for the Advantage Fund during the six months ended June 30, 2024. Burford-only new commitments decreased 24% to $342.6 million, comprised entirely of capital provision-direct, for the six months ended June 30, 2024. Burford-only share of Group-wide capital provision-direct new commitments was 77% for the six months ended June 30, 2024 as compared to 76% for the six months ended June 30, 2023. The period-over-period change for all bases was primarily due to the absence of the large single commitment of $253.0 million on a Group-wide basis which closed during the three months ended June 30, 2023, offset by a single commitment of $100.0 million on a Group-wide basis which closed during the three months ended June 30, 2024.

Deployments

The tables below set forth the components of our deployments for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	169,229	(37,484)	131,745	74%	4,823	3%	40,942	23%	177,510
Capital provision-indirect	8,112	(6,759)	1,353	17%	6,760	83%	-	0%	8,113
Post-settlement	-	-	-	0%	8,821	100%	-	0%	8,821
Total deployments	177,341	(44,243)	133,098	69%	20,404	10%	40,942	21%	194,444

54    Burford Capital Quarterly Report June 2024

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	246,840	(65,387)	181,453	74%	6,070	2%	58,504	24%	246,027
Capital provision-indirect	78,794	(65,662)	13,132	17%	65,662	83%	-	0%	78,794
Post-settlement	-	-	-	0%	31,939	100%	-	0%	31,939
Total deployments	325,634	(131,049)	194,585	55%	103,671	29%	58,504	16%	356,760

For the three months ended June 30, 2024, total deployments decreased 46% to $177.3 million on a consolidated basis as compared to a decrease of 32% to $133.1 million on a Burford-only basis. On a Group-wide basis, total deployments decreased 45% to $194.4 million for the three months ended June 30, 2024. Deployments in capital provision-direct decreased in all bases primarily due to the absence of a large single deployment of a capital provision-direct asset of over $150.0 million on a Group-wide basis during the three months ended June 30, 2023, offset by the single deployment of $100.0 million on a Group-wide basis during the three months ended June 30, 2024. There can be variability of assets allocated to different pools of capital according to our allocation policy based on the capital providers’ characteristics, risk levels and anticipated returns.

The tables below set forth the components of our deployments for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	244,019	(53,193)	190,826	75%	7,363	2%	57,551	23%	255,740
Capital provision-indirect	58,725	(48,937)	9,788	17%	48,938	83%	-	0%	58,726
Post-settlement	-	-	-	0%	29,528	100%	-	0%	29,528
Total deployments	302,744	(102,130)	200,614	58%	85,829	25%	57,551	17%	343,994

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	331,525	(83,079)	248,446	74%	12,983	3%	75,956	23%	337,385
Capital provision-indirect	112,794	(93,995)	18,799	17%	93,995	83%	-	0%	112,794
Post-settlement	-	-	-	0%	35,806	100%	-	0%	35,806
Total deployments	444,319	(177,074)	267,245	55%	142,784	29%	75,956	16%	485,985

For the six months ended June 30, 2024, total deployments decreased 32% to $302.7 million on a consolidated basis as compared to a decrease of 25% to $200.6 million on a Burford-only basis. On a Group-wide basis, total deployments decreased 29% to $344.0 million for the six months ended June 30, 2024. Deployments in capital provision-direct decreased in all bases primarily due to the absence of a large single deployment of a capital provision-direct asset of over $150.0 million on a Group-wide basis during the three months ended June 30, 2023, offset by the single deployment of $100.0 million on a Group-wide basis during the three months ended June 30, 2024. There can be variability of assets allocated to different pools of capital according to our allocation policy based on the capital providers’ characteristics, risk levels and anticipated returns.

See “—Reconciliations—Deployments reconciliations” for the reconciliations of the consolidated deployments to Burford-only deployments.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

Burford Capital Quarterly Report June 2024    55

The tables below set forth the components of our realizations for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	179,391	(24,727)	154,664	72%	37,574	17%	24,523	11%	216,761
Capital provision-indirect	12,492	(10,410)	2,082	17%	10,410	83%	-	0%	12,492
Post-settlement	-	-	-	0%	24,668	100%	-	0%	24,668
Total realizations	191,883	(35,137)	156,746	61%	72,652	29%	24,523	10%	253,921

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	130,520	2,677	133,197	77%	22,986	13%	17,328	10%	173,511
Capital provision-indirect	27,064	(22,605)	4,459	17%	22,290	83%	-	0%	26,749
Post-settlement	-	-	-	0%	79,576	100%	-	0%	79,576
Total realizations	157,584	(19,928)	137,656	49%	124,852	45%	17,328	6%	279,836

For the three months ended June 30, 2024, total realizations increased 22% to $191.9 million on a consolidated basis as compared to an increase of 14% to $156.7 million on a Burford-only basis. On a Group-wide basis, total realizations decreased 9% to $253.9 million for the three months ended June 30, 2024, while capital provision-direct realizations increased 25% to $216.8 million. Realizations for capital provision-direct increased for all bases primarily due to realizations of higher amounts, with the top five cases on a Group-wide basis representing $158.1 million and $118.1 million of realizations in the three months ended June 30, 2024 and 2023, respectively.

The tables below set forth the components of our realizations for the periods indicated on consolidated, Burford-only and Group-wide bases.

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	283,584	(67,846)	215,738	64%	66,345	20%	54,721	16%	336,804
Capital provision-indirect	21,270	(17,725)	3,545	17%	17,725	83%	-	0%	21,270
Post-settlement	-	-	-	0%	52,502	100%	-	0%	52,502
Total realizations	304,854	(85,571)	219,283	53%	136,572	34%	54,721	13%	410,576

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	246,252	(51,309)	194,943	61%	73,376	23%	52,751	16%	321,070
Capital provision-indirect	39,644	(33,089)	6,555	17%	32,774	83%	-	0%	39,329
Post-settlement	-	-	-	0%	98,256	100%	-	0%	98,256
Total realizations	285,896	(84,398)	201,498	44%	204,406	44%	52,751	12%	458,655

For the six months ended June 30, 2024, total realizations increased 7% to $304.9 million on a consolidated basis as compared to an increase of 9% to $219.3 million on a Burford-only basis. On a Group-wide basis, total realizations decreased 10% to $410.6 million for the six months ended June 30, 2024, while capital provision-direct realizations increased 5% to $336.8 million.

Since inception through June 30, 2024, we have generated $2.9 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets with a deployed cost of $1.6 billion, earning $1.4 billion in realized gains.

We expect to see significant realizations over time. However, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the realizations on our legal finance assets. See “Business—Seasonality” in the 2023 Annual Report for additional information with respect to the seasonality of our realizations.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Group-wide realizations and our consolidated realizations to Burford-only realizations.

56    Burford Capital Quarterly Report June 2024

Capital provision-direct portfolio

The table below sets forth a summary by vintage of every legal finance asset that we have funded in our capital provision-direct portfolio at the date indicated since inception on a Burford-only basis.

	June 30, 2024
	Number of		Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets		amount(1)(2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	3		12	12	40	251%	32%	3.3	4.8
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	—		—	—	—
2009 Total	3		12	12	40

Concluded	15		104	90	188	108%	18%	4.0	4.7
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	1		16	15	—
2010 Total	16		120	105	188

Concluded	12		107	79	78	(2)%	0%	3.6	2.5
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	2		16	16	—
2011 Total	14		123	95	78

Concluded	9		64	57	116	103%	42%	2.3	2.1
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	—		—	—	—
2012 Total	9		64	57	116

Concluded	10		33	32	63	93%	22%	2.8	3.6
Partially realized - concluded	—	(5)	6	6	10
Partially realized - ongoing	2		3	—	—
Ongoing	—		—	—	—
2013 Total	12		42	38	73

Concluded	21		142	117	150	30%	10%	3.0	2.8
Partially realized - concluded	—	(5)	7	7	10
Partially realized - ongoing	2		20	12	—
Ongoing	—		—	—	—
2014 Total	23		169	136	160

Concluded	16		109	86	112	268%	134%	1.8	2.8
Partially realized - concluded	—	(5)	16	14	257
Partially realized - ongoing	3		203	107	—
Ongoing	1		5	5	—
2015 Total	20		333	212	369

Concluded	15		239	207	279	35%	15%	2.2	2.3
Partially realized - concluded	—	(5)	51	32	44
Partially realized - ongoing	5		129	72	—
Ongoing	6		64	63	—
2016 Total	26		483	374	323

Concluded	13		143	86	153	77%	22%	3.0	3.3
Partially realized - concluded	—	(5)	101	97	170
Partially realized - ongoing	5		107	83	—
Ongoing	7		209	108	—
2017 Total	25		560	374	323

Burford Capital Quarterly Report June 2024    57

	Number of		Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets		amount(1)(2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	15		135	75	141	104%	37%	2.3	2.5
Partially realized - concluded	—	(5)	53	49	112
Partially realized - ongoing	12		108	84	—
Ongoing	12		137	96	—
2018 Total	39		433	304	253

Concluded	18		132	123	315	164%	98%	1.6	1.7
Partially realized - concluded	—	(5)	42	34	98
Partially realized - ongoing	12		161	88	—
Ongoing	17		169	69	—
2019 Total	47		504	314	413

Concluded	6		76	58	99	67%	33%	1.9	1.9
Partially realized - concluded	—	(5)	13	13	20
Partially realized - ongoing	7		65	43	—
Ongoing	16		106	77	—
2020 Total	29		260	191	119

Concluded	6		28	19	26	55%	41%	1.2	1.2
Partially realized - concluded	—	(5)	118	116	184
Partially realized - ongoing	8		158	124	—
Ongoing	23		235	130	—
2021 Total	37		539	389	210

Concluded	3		31	8	17	121%	56%	2.0	1.9
Partially realized - concluded	—	(5)	47	40	89
Partially realized - ongoing	10		213	117	—
Ongoing	26		349	200	—
2022 Total	39		640	365	106

Concluded	1		190	114	150	31%	32%	1.0	1.0
Partially realized - concluded	—	(5)	2	2	2
Partially realized - ongoing	4		48	38	—
Ongoing	19		411	50	—
2023 Total	24		651	204	152

Concluded	—		—	—	—	-	-	-	-
Partially realized - concluded	—		—	—	—
Partially realized - ongoing	—		—	—	—
Ongoing	13		301	82	—
2024 Total	13		301	82	—

Total portfolio:
Concluded	163		1,545	1,163	1,927
Partially realized - concluded(6)	70		456	410	996
Total capital provision-direct - concluded portion	233		2,001	1,573	2,923	86%	27%	2.3	2.5
Ongoing	143		2,018	911	—
Partially realized – ongoing portion(6)	70		1,215	768	—
Total capital provision-direct - ongoing portion	213		3,233	1,679	—
Total capital provision-direct portfolio	376		5,234	3,252	2,923
1.

Amounts in currencies other than US dollar are reported in this table at the foreign exchange rates in effect at the time of the historical transaction, i.e., when the commitment or deployment was made or when proceeds were realized, respectively. Amounts related to those transactions (such as undrawn commitments or deployed costs) reflected elsewhere in this “Operating and financial review and prospects” or in our consolidated financial statements may be reported based on the foreign exchange rates in effect at the end of the applicable period and, therefore, may differ from the amounts in this table.

2.

A portion of certain ongoing assets’ undrawn commitments are no longer an obligation. This table presents an asset’s gross original commitments, so it does not reflect a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 14 (Financial commitments and contingent liabilities) to our consolidated financial statements.

3.	WAL of the vintage weighted by deployed cost and inclusive of concluded and partially concluded assets in each vintage.
4.	WAL of the vintage weighted by realizations and inclusive of concluded and partially concluded assets in each vintage.
5.

The number of assets for partially realized concluded transactions are listed under the number of assets for partially realized ongoing transactions as these are the concluded and ongoing portions of the same transactions.

6.

At June 30, 2024, there were 70 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing.

58    Burford Capital Quarterly Report June 2024

Asset management

At June 30, 2024, we operated eight private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. Our total AUM was $3.5 billion at June 30, 2024 and $3.4 billion at December 31, 2023. See “Business—Products and services—Asset management” in the 2023 Annual Report for additional information with respect to our private funds.

The table below sets forth key statistics for each of our private funds at June 30, 2024.

		June 30, 2024
		Investor	Asset	Asset		Fee structure(1)
		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
BCIM Partners II, LP(2)	Core legal finance	260	253	185	149	Class A: 2%/20%; Class B: 0%/50%	European	12/15/2015
BCIM Partners III, LP	Core legal finance	412	447	328	432	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Core legal finance	300	397	292	371	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities, LP (COLP)	Post-settlement	488	699	695	410	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	677	661	273	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	298	262	377	1.5%/12.5%	European	9/11/2025
Burford Advantage Master Fund LP (Advantage Fund)	Lower risk legal finance	360	370	356	403	Profit split(5)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Core legal finance	766	1,253	738	1,045	Expense reimbursement + profit share	Hybrid	12/31/2024
Total		3,263	4,394	3,517	3,460
1.

Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base that typically varies between a private fund’s investment period and any subsequent periods in the fund term. At June 30, 2024, we no longer earned any management fees from BCIM Partners II, LP, BCIM Partners III, LP, COLP and BAIF. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.

2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new legal finance assets in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new legal finance assets in the fourth quarter of 2020 due to capacity.
5.

The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess returns. However, if the Advantage Fund produces returns in excess of 18% (which are supranormal for this level of risk), a level of sharing with the fund investors would take effect, but we do not expect that to occur.

Our asset management income consists of (i) management fee income—i.e., the fee earned by us from administering the private funds we manage for third-party investors, and (ii) performance fee income—i.e., the share of profits generated from the private funds that we manage on behalf of third-party limited partners, which is paid as a performance fee when the private funds meet certain performance conditions. Our success in deploying substantial capital has led BOF-C to be at or near its commitment capacity from time to time, and when BOF-C does not have any available commitment capacity we will take the entirety of new capital provision assets onto our balance sheet.

The table below sets forth the components of our asset management income for the periods indicated on a consolidated basis.

Consolidated (GAAP)	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Management fee income	1,644	1,894	3,507	3,891
Performance fee income	-	-	-	-
Total asset management income	1,644	1,894	3,507	3,891

See “—Results of operations and financial position—Statements of operations for the three and six months ended June 30, 2024 as compared to the three and six months ended June 30, 2023—Asset management income” for the explanation of the period-over-period changes in our asset management income.

The table below sets forth the components of our asset management income for the periods indicated on a Burford-only basis. Because BOF-C is a consolidated entity, income from BOF-C is eliminated from asset management income on a consolidated basis but shown on a Burford-only basis

Burford-only (non-GAAP)	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Management fee income	1,644	1,940	3,507	3,982
Performance fee income	-	-	-	-
Income from BOF-C	9,843	3,744	14,653	21,059
Total asset management income	11,487	5,684	18,160	25,041

Burford Capital Quarterly Report June 2024    59

On a Burford-only basis, asset management income increased 102% to $11.5 million for the three months ended June 30, 2024 as compared to $5.7 million for the three months ended June 30, 2023. This increase in asset management income primarily reflects higher capital provision income attributable to BOF-C.

On a Burford-only basis, asset management income decreased 27% to $18.2 million for the six months ended June 30, 2024 as compared to $25.0 million for the six months ended June 30, 2023. This decrease in asset management income primarily reflects lower capital provision income attributable to BOF-C.

The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impact this timing.

See “—Reconciliations—Reconciliations of condensed consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income.

Liquidity and capital resources

Overview

The table below sets forth our cash and cash equivalents and marketable securities at the dates indicated on a consolidated basis.

Consolidated (GAAP)	June 30, 2024	December 31, 2023
($ in thousands)
Cash and cash equivalents	390,673	220,549
Marketable securities	92,924	107,561
Total	483,597	328,110

On a consolidated basis, our cash and cash equivalents and marketable securities increased 47% to $483.6 million at June 30, 2024 as compared to $328.1 million at December 31, 2023. The increase in cash and cash equivalents and marketable securities reflects the proceeds from the issuance of $275.0 million aggregate principal amount of the Additional 2031 Notes in January 2024 and the net proceeds from capital provision assets, partially offset by the purchases in the open market transactions of the 2025 Bonds and the payment of dividends.

The table below sets forth our cash and cash equivalents and marketable securities at the dates indicated on a Burford-only basis.

Burford-only (non-GAAP)	June 30, 2024	December 31, 2023
($ in thousands)
Cash and cash equivalents	349,700	195,915
Marketable securities	92,924	107,561
Total	442,624	303,476

On a Burford-only basis, our cash and cash equivalents and marketable securities increased 46% to $442.6 million at June 30, 2024 as compared to $303.5 million at December 31, 2023. The increase in cash and cash equivalents and marketable securities reflects the debt proceeds and purchases incurred during the six months ended June 30, 2024 as discussed above for cash and cash equivalents and marketable securities on a consolidated basis.

Our marketable securities primarily consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements, (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets. See note 14 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to our contractual obligations. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

60    Burford Capital Quarterly Report June 2024

Debt

During the six months ended June 30, 2024, we issued an additional $275.0 million aggregate principal amount of the Additional 2031 Notes in January 2024 and purchased in open market transactions approximately $23.3 million in aggregate principal amount of the 2025 Bonds. At June 30, 2024, we had five series of debt securities outstanding, of which two series were listed on the Order Book for Retail Bonds of the London Stock Exchange and three series were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act. See note 10 (Debt) to our condensed consolidated financial statements and “Equity and debt securities” in the 2023 Annual Report for additional information with respect to our outstanding debt securities.

We manage our business with relatively low levels of leverage and have laddered debt maturities with an overall weighted average maturity in excess of the expected weighted average life of our legal finance assets. At June 30, 2024, the weighted average maturity of our outstanding debt securities of 5.0 years continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.5 years.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, from time to time, we may acquire our debt securities through open market purchases, redemptions, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may from time to time determine, for cash or other consideration.

Our debt securities that are listed on the Order Book for Retail Bonds of the London Stock Exchange at the date of this Quarterly Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of Group Net Debt (as defined in the trust deeds governing such debt securities, and generally equivalent to our consolidated net debt, or our total principal amount of debt outstanding less cash and cash equivalents and marketable securities) that is less than 50% of our Group Total Assets (as defined in the trust deeds governing such debt securities, and generally equivalent to our consolidated tangible assets, or our total assets less goodwill). At June 30, 2024 and December 31, 2023, our consolidated net debt to consolidated tangible assets ratio was 22% and 22%, respectively. In addition, the indentures governing the 2028 Notes and the 2030 Notes contain certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to use certain specified “baskets” in order to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At June 30, 2024 and December 31, 2023, our Consolidated Indebtedness to Net Tangible Equity Ratio was 0.8 to 1.00 and 0.7 to 1.00, respectively. Furthermore, the indenture governing the 2031 Notes contains certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to use certain specified “baskets” in order to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At June 30, 2024 and December 31, 2023, our Consolidated Indebtedness to Consolidated Equity Ratio was 0.7 to 1.00 and 0.6 to 1.00, respectively. See “—Reconciliations—Debt leverage ratio calculations” for the calculations of our debt leverage ratios. At June 30, 2024, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

We are required to provide certain information pursuant to the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes. The tables below set forth the total assets and third-party indebtedness at the dates indicated and total revenues for the periods indicated, in each case, of (i) us and our Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) our Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

Consolidated (GAAP)	June 30, 2024	December 31, 2023
($ in thousands)	2024	2023
Burford Capital Limited and its Restricted Subsidiaries
Total assets	5,194,449	4,922,451
Third-party indebtedness	1,790,592	1,534,730

Unrestricted Subsidiaries
Total assets	926,237	914,943
Third-party indebtedness	-	-

Burford Capital Quarterly Report June 2024    61

Consolidated (GAAP)	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Burford Capital Limited and its Restricted Subsidiaries
Total revenues	135,629	42,469	168,769	381,423

Unrestricted Subsidiaries
Total revenues	24,024	2,082	35,179	44,033

Cash flows

Set forth below is a discussion of our cash flows for the periods indicated on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the periods indicated.

Consolidated (GAAP)	Six months ended June 30,
($ in thousands)	2024	2023
Net cash provided/(used) by operating activities	(44,416)	(219,863)
Net cash provided/(used) by investing activities	(88)	(2,964)
Net cash provided/(used) by financing activities	214,834	478,642
Net increase/(decrease) in cash and cash equivalents	170,330	255,815

Net cash provided/(used) by operating activities

Net cash used by operating activities was $44.4 million for the six months ended June 30, 2024 as compared to $219.9 million for the six months ended June 30, 2023. The decrease in net cash used by operating activities reflects primarily an increase of proceeds received from capital provision assets and a decrease of deployments on capital provision assets period-over-period.

The table below sets forth the components of our net cash provided/(used) by operating activities for the periods indicated.

Consolidated (GAAP)	Six months ended June 30,
($ in thousands)	2024	2023
Net cash provided/(used) by operating activities before funding of operating activities	241,434	192,433
Net proceeds from/(funding of) marketable securities	16,894	32,023
Funding of capital provision assets	(302,744)	(444,319)
Net cash provided/(used) by operating activities	(44,416)	(219,863)

Net cash provided/(used) by investing activities

Net cash used by investing activities was $0.1 million for the six months ended June 30, 2024 as compared to $3.0 million for the six months ended June 30, 2023. The decrease in net cash used by investing activities is due to lower capital expenditures in the six months ended June 30, 2024 as there was spending on leasehold improvements for the London office move in the six months ended June 30, 2023.

Net cash provided/(used) by financing activities

Net cash provided by financing activities was $214.8 million for the six months ended June 30, 2024 as compared to $478.6 million for the six months ended June 30, 2023. The decrease in net cash provided by financing activities is due to higher outflow from net capital contributions/(distributions) from non-controlling interests, less debt issuances period-over-period and greater debt extinguishments period-over-period.

Cash receipts (non-GAAP financial measure)

Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets. See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a consolidated basis prepared in accordance with US GAAP.

The table below sets forth the components of our cash receipts for the periods indicated on a Burford-only basis.

62    Burford Capital Quarterly Report June 2024

Burford-only (non-GAAP)	Six months ended June 30,
($ in thousands)	2024	2023
Proceeds from capital provision-direct assets	199,250	213,321
Proceeds from capital provision-indirect assets	16,778	7,173
Proceeds from asset management income	15,468	23,313
Proceeds from other items(1)	13,561	3,131
Cash receipts	245,057	246,938
1.	See “—Reconciliations—Cash receipts reconciliations” for additional information with respect to the components of this line item.

On a Burford-only basis, our cash receipts remained consistent at $245.1 million for the six months ended June 30, 2024 as compared to $246.9 million for the six months ended June 30, 2023. Of the $265.5 million of due from settlement receivables at December 31, 2023, 43% was collected during the six months ended June 30, 2024.

See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Dividends

On August 6, 2024, the Board declared an interim dividend of 6.25¢ per ordinary share to be paid on December 5, 2024 to shareholders of record on November 1, 2024.

We anticipate continuing to pay a total annual dividend of 12.50¢ per ordinary share, payable semi-annually, but do not anticipate regular increases in our dividend per ordinary share level. The Board may review our dividend per ordinary share level from time to time. See “Risk factors—Risks relating to our ordinary shares—There can be no assurance that we will pay dividends or distributions” in the 2023 Annual Report for additional information with respect to our declaration and payment of dividends.

Off-balance sheet arrangements

At June 30, 2024 and December 31, 2023, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $2.5 million and $2.8 million, respectively. See note 12 (Variable interest entities) to our condensed consolidated financial statements for additional information with respect to structured entities.

Critical accounting estimates

The preparation of our condensed consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of capital provision assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances. However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

See “Financial and operational review—Critical accounting estimates” in the 2023 Annual Report for a discussion of our critical accounting policies. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies—Use of estimates) to our consolidated financial statements in the 2023 Annual Report for additional information with respect to our critical accounting policies and other significant accounting policies.

Reconciliations

Reconciliations of condensed consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) the specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the periods indicated and (ii) the condensed consolidated statements of financial position to Burford-only statements of financial position at the dates indicated. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “—Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our condensed consolidated financial statements prepared in accordance with US GAAP. These results of operations include

Burford Capital Quarterly Report June 2024    63

investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including BOF-C, the Advantage Fund, Colorado and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated income or loss that is attributable to the third-party interests are then presented separately as single line items within the condensed consolidated statements of financial position and the condensed consolidated statements of operations, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the gain or loss earned on such investment.

The tables below set forth the elimination adjustments separately for BOF-C, the Advantage Fund, Colorado and, prior to its liquidation in the fourth quarter of 2023, the Strategic Value Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional column titled “Other”. Because Burford controls and owns a significant portion of each of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Plus/(Less): Third-party interest in capital provision assets” and “Financial liabilities relating to third-party interests in consolidated entities” against the applicable components required in the line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Reconciliations of condensed consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the periods indicated.

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	157,745	-	(23,332)	(7,406)	(5,774)	(1,873)	119,360
Plus/(Less): Third-party interests in capital provision assets	(6,264)	-	-	7,385	-	(1,121)	-
Asset management income/(loss)	1,644	-	9,843	-	-	-	11,487
Marketable securities income/(loss) and bank interest	6,278	-	(97)	-	-	(1)	6,180
Other income/(loss)	250	-	-	-	-	-	250
Total revenues	159,653	-	(13,586)	(21)	(5,774)	(2,995)	137,277

Operating income/(loss)	121,502	-	(13,632)	-	(5,669)	(2,226)	99,975

Net income/(loss)	75,272	-	(13,632)	-	(5,669)	(2,225)	53,746

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	35,667	(100)	72	4,728	(4,983)	8	35,392
Plus/(Less): Third-party interests in capital provision assets	4,813	-	-	(4,753)	-	(60)	-
Asset management income/(loss)	1,894	46	3,744	-	-	-	5,684
Marketable securities income/(loss) and bank interest	1,542	-	(1)	-	-	(15)	1,526
Other income/(loss)	635	-	-	-	-	-	635
Total revenues	44,551	(54)	3,815	(25)	(4,983)	(67)	43,237

Operating income/(loss)	919	87	3,628	-	(4,903)	(61)	(330)

Net income/(loss)	(20,276)	87	3,628	-	(4,903)	(76)	(21,540)

64    Burford Capital Quarterly Report June 2024

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	198,506	-	(33,018)	(12,826)	(13,045)	(2,354)	137,263
Plus/(Less): Third-party interests in capital provision assets	(11,488)	-	-	12,754	-	(1,266)	-
Asset management income/(loss)	3,507	-	14,653	-	-	-	18,160
Marketable securities income/(loss) and bank interest	12,889	-	(185)	-	-	(6)	12,698
Other income/(loss)	534	-	-	-	-	-	534
Total revenues	203,948	-	(18,550)	(72)	(13,045)	(3,626)	168,655

Operating income/(loss)	135,659	-	(18,640)	-	(12,771)	(2,559)	101,689

Net income/(loss)	57,774	-	(18,640)	-	(12,771)	(2,554)	23,809

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income/(loss)	511,600	(207)	(48,236)	(95,041)	(12,005)	(4,704)	351,407
Plus/(Less): Third-party interests in capital provision assets	(95,532)	-	-	95,011	-	521	-
Asset management income/(loss)	3,891	92	21,058	-	-	-	25,041
Marketable securities income/(loss) and bank interest	4,615	-	(2)	-	-	(29)	4,584
Other income/(loss)	882	-	-	-	-	-	882
Total revenues	425,456	(115)	(27,180)	(30)	(12,005)	(4,212)	381,914

Operating income/(loss)	327,525	181	(27,397)	-	(11,802)	(4,169)	284,338

Net income/(loss)	281,105	181	(27,397)	-	(11,802)	(4,202)	237,885

Reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position at the dates indicated.

	June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
				Advantage
($ in thousands)	Consolidated	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	390,673	(31,476)	(2)	(2,717)	(6,778)	349,700
Marketable securities	92,924	-	-	-	-	92,924
Other assets	63,536	98,750	246	-	243	162,775
Due from settlement of capital provision assets	199,997	-	-	-	-	199,997
Capital provision assets	5,238,633	(732,526)	(699,285)	(198,305)	(73,652)	3,534,865
Goodwill	133,957	-	-	-	-	133,957
Deferred tax asset	966	-	-	-	-	966
Total assets	6,120,686	(665,252)	(699,041)	(201,022)	(80,187)	4,475,184

Liabilities
Debt interest payable	43,919	-	-	-	-	43,919
Other liabilities	94,976	-	(35)	(80)	(94)	94,767
Debt payable	1,790,592	-	-	-	-	1,790,592
Long term incentive compensation payable	193,009	-	-	-	-	193,009
Financial liabilities relating to third-party interests in capital provision assets	716,178	-	(699,006)	-	(17,172)	-
Deferred tax liability	49,710	-	-	-	-	49,710
Total liabilities	2,888,384	-	(699,041)	(80)	(17,266)	2,171,997
Total shareholders' equity	3,232,302	(665,252)	-	(200,942)	(62,921)	2,303,187

Burford Capital Quarterly Report June 2024    65

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
				Advantage
($ in thousands)	Consolidated	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	220,549	(15,703)	(27)	(2,503)	(6,401)	195,915
Marketable securities	107,561	-	-	-	-	107,561
Other assets	63,464	96,471	182	-	-	160,117
Due from settlement of capital provision assets	265,540	-	-	(78,912)	(1,361)	185,267
Capital provision assets	5,045,388	(715,007)	(686,459)	(140,998)	(70,812)	3,432,112
Goodwill	133,965	-	-	-	-	133,965
Deferred tax asset	927	-	-	-	-	927
Total assets	5,837,394	(634,239)	(686,304)	(222,413)	(78,574)	4,215,864

Liabilities
Debt interest payable	34,416	-	-	-	-	34,416
Other liabilities	122,199	-	(51)	(100)	(261)	121,787
Debt payable	1,534,730	-	-	-	-	1,534,730
Long-term incentive compensation payable	183,134	-	-	-	-	183,134
Financial liabilities relating to third-party interests in capital provision assets	704,196	-	(686,253)	-	(17,943)	-
Deferred tax liability	50,939	-	-	-	-	50,939
Total liabilities	2,629,614	-	(686,304)	(100)	(18,204)	1,925,006
Total shareholders' equity	3,207,780	(634,239)	-	(222,313)	(60,370)	2,290,858

Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at the end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at the end of period, in each case, for the periods indicated.

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	5,096,807	(1,654,930)	3,441,877	3,402,047	39,830
Deployments	177,341	(47,366)	129,975	128,508	1,467
Realizations	(191,883)	36,841	(155,042)	(152,867)	(2,175)
Income for the period	156,541	(38,525)	118,016	116,882	1,134
Foreign exchange gains/(losses)	(173)	212	39	39	-
At end of period	5,238,633	(1,703,768)	3,534,865	3,494,609	40,256

Unrealized fair value at end of period	2,798,564	(966,677)	1,831,887	1,824,715	7,172

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	4,202,864	(1,244,931)	2,957,933	2,924,343	33,590
Deployments	325,634	(130,304)	195,330	181,262	14,068
Realizations	(157,584)	26,949	(130,635)	(129,642)	(993)
Income for the period	35,502	441	35,943	35,629	314
Foreign exchange gains/(losses)	1,472	(579)	893	893	-
At end of period	4,407,888	(1,348,424)	3,059,464	3,012,485	46,979

Unrealized fair value at end of period	2,064,999	(693,846)	1,371,153	1,370,089	1,064

66    Burford Capital Quarterly Report June 2024

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	5,045,388	(1,613,276)	3,432,112	3,387,601	44,511
Deployments	302,744	(105,953)	196,791	186,820	9,971
Realizations	(304,854)	76,604	(228,250)	(211,472)	(16,778)
Income for the period	200,702	(61,880)	138,822	136,270	2,552
Foreign exchange gains/(losses)	(5,347)	737	(4,610)	(4,610)	-
At end of period	5,238,633	(1,703,768)	3,534,865	3,494,609	40,256

Unrealized fair value at end of period	2,798,564	(966,677)	1,831,887	1,824,715	7,172

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,735,556	(1,099,116)	2,636,440	2,604,005	32,435
Deployments	444,319	(176,176)	268,143	248,255	19,888
Realizations	(285,896)	87,335	(198,561)	(191,388)	(7,173)
Income for the period	507,757	(159,545)	348,212	346,383	1,829
Foreign exchange gains/(losses)	6,152	(922)	5,230	5,230	-
At end of period	4,407,888	(1,348,424)	3,059,464	3,012,485	46,979

Unrealized fair value at end of period	2,064,999	(693,846)	1,371,153	1,370,089	1,064

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the periods indicated.

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	117,471	(18,318)	99,153	99,153	-
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	39,070	(20,207)	18,863	17,729	1,134
Income on capital provision assets	156,541	(38,525)	118,016	116,882	1,134
Foreign exchange gains/(losses)	(565)	140	(425)	(425)	-
Net income/(loss) on due from settlement of capital provision assets	1,769	-	1,769	1,769	-
Total capital provision income	157,745	(38,385)	119,360	118,226	1,134

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	64,323	(5,542)	58,781	58,781	-
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	(28,821)	5,983	(22,838)	(23,152)	314
Income on capital provision assets	35,502	441	35,943	35,629	314
Foreign exchange gains/(losses)	166	(717)	(551)	(551)	-
Net income/(loss) on due from settlement of capital provision assets	(1)	1	-	-	-
Total capital provision income	35,667	(275)	35,392	35,078	314

Burford Capital Quarterly Report June 2024    67

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	175,333	(46,286)	129,047	127,907	1,140
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	25,369	(15,594)	9,775	8,363	1,412
Income on capital provision assets	200,702	(61,880)	138,822	136,270	2,552
Foreign exchange gains/(losses)	(4,767)	637	(4,130)	(4,130)	-
Net income/(loss) on due from settlement of capital provision assets	2,571	-	2,571	2,571	-
Total capital provision income	198,506	(61,243)	137,263	134,711	2,552

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Net realized gains/(losses)	133,765	(39,371)	94,394	94,394	-
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	373,992	(120,174)	253,818	251,989	1,829
Income on capital provision assets	507,757	(159,545)	348,212	346,383	1,829
Foreign exchange gains/(losses)	3,844	(649)	3,195	3,195	-
Net income/(loss) on due from settlement of capital provision assets	(1)	1	-	-	-
Total capital provision income	511,600	(160,193)	351,407	349,578	1,829

Reconciliations of capital provision assets, excluding the YPF-related assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets, excluding the YPF-related assets, to Burford-only capital provision assets, excluding the YPF-related assets, at the dates indicated.

	June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Capital provision assets	5,238,633	(1,703,768)	3,534,865
Deployed cost	2,440,069	(737,091)	1,702,978
Deployed cost on YPF-related assets	71,002	(6,828)	64,174
Deployed cost, excluding YPF-related assets	2,369,067	(730,263)	1,638,804
Unrealized gains	2,798,564	(966,677)	1,831,887
Unrealized gains on YPF-related assets	2,028,597	(692,457)	1,336,140
Unrealized gains, excluding YPF-related assets	769,967	(274,220)	495,747

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Capital provision assets	5,045,388	(1,613,276)	3,432,112
Deployed cost	2,280,563	(668,281)	1,612,282
Deployed cost on YPF-related assets	67,167	(6,829)	60,338
Deployed cost, excluding YPF-related assets	2,213,396	(661,452)	1,551,944
Unrealized gains	2,764,825	(944,995)	1,819,830
Unrealized gains on YPF-related assets	1,990,950	(679,631)	1,311,319
Unrealized gains, excluding YPF-related assets	773,875	(265,364)	508,511

68    Burford Capital Quarterly Report June 2024

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the periods indicated.

	Three months ended June 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	131,688	-	131,688	131,688	-
Transfer of realizations from capital provision assets	191,883	(36,841)	155,042	152,867	2,175
Other income/(loss)	1,769	-	1,769	1,769	-
Proceeds from capital provision assets	(125,344)	36,841	(88,503)	(86,328)	(2,175)
Foreign exchange gains/(losses)	1	-	1	1	-
At end of period	199,997	-	199,997	199,997	-

	Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	100,494	(1,755)	98,739	98,739	-
Transfer of realizations from capital provision assets	157,584	(26,949)	130,635	129,642	993
Net realized gains/(losses)	(11,330)	11,330	-	-	-
Unrealized gains/(losses) on due from settlement of capital provision assets, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	11,329	(11,329)	-	-	-
Proceeds from capital provision assets	(163,522)	26,950	(136,572)	(135,579)	(993)
Foreign exchange gains/(losses)	(164)	(1)	(165)	(165)	-
At end of period	94,391	(1,754)	92,637	92,637	-

	Six months ended June 30, 2024
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	265,540	(80,273)	185,267	185,267	-
Transfer of realizations from capital provision assets	304,854	(76,604)	228,250	211,472	16,778
Other income/(loss)	2,571	-	2,571	2,571	-
Proceeds from capital provision assets	(372,905)	156,877	(216,028)	(199,250)	(16,778)
Foreign exchange gains/(losses)	(63)	-	(63)	(63)	-
At end of period	199,997	-	199,997	199,997	-

	Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	116,582	(1,932)	114,650	114,650	-
Transfer of realizations from capital provision assets	285,896	(87,335)	198,561	191,388	7,173
Net realized gains/(losses)	(11,330)	11,330	-	-	-
Unrealized gains/(losses) on due from settlement of capital provision assets, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses)	11,329	(11,329)	-	-	-
Proceeds from capital provision assets	(308,007)	87,513	(220,494)	(213,321)	(7,173)
Foreign exchange gains/(losses)	(79)	(1)	(80)	(80)	-
At end of period	94,391	(1,754)	92,637	92,637	-

.

Burford Capital Quarterly Report June 2024    69

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the periods indicated.

	Three months ended June 30, 2024			Three months ended June 30, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	1,644	-	1,644	1,894	46	1,940
Performance fee income	-	-	-	-	-	-
Income from BOF-C	-	9,843	9,843	-	3,744	3,744
Total asset management income	1,644	9,843	11,487	1,894	3,790	5,684

	Six months ended June 30, 2024			Six months ended June 30, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	3,507	-	3,507	3,891	91	3,982
Performance fee income	-	-	-	-	-	-
Income from BOF-C	-	14,653	14,653	-	21,059	21,059
Total asset management income	3,507	14,653	18,160	3,891	21,150	25,041

Reconciliations of capital provision undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at the dates indicated.

	June 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	887,592	(212,942)	674,650
Discretionary	1,026,386	(222,463)	803,923
Total legal finance undrawn commitments	1,913,978	(435,405)	1,478,573
Legal risk (definitive)	42,501	-	42,501
Total capital provision-direct undrawn commitments	1,956,479	(435,405)	1,521,074
Capital provision-indirect undrawn commitments	12,859	(10,716)	2,143
Total capital provision undrawn commitments	1,969,338	(446,121)	1,523,217

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	768,311	(188,313)	579,998
Discretionary	977,733	(211,196)	766,537
Total legal finance undrawn commitments	1,746,044	(399,509)	1,346,535
Legal risk (definitive)	55,583	(6,057)	49,526
Total capital provision-direct undrawn commitments	1,801,627	(405,566)	1,396,061
Capital provision-indirect undrawn commitments	71,662	(59,718)	11,944
Total capital provision undrawn commitments	1,873,289	(465,284)	1,408,005

70    Burford Capital Quarterly Report June 2024

Deployments reconciliations

The table below sets forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Consolidated deployments	177,341	325,634	302,744	444,319
Plus/(Less): Elimination of third-party interests	(47,366)	(130,304)	(105,953)	(176,176)
Burford-only total deployments	129,975	195,330	196,791	268,143
Burford-only capital provision-direct deployments	128,508	181,262	186,820	248,255
Plus/(Less): Capital deployed in prior years and invested in the current year	2,750	-	3,513	-
Plus/(Less): Deployments on behalf of subparticipations	488	191	493	191
Adjusted Burford-only capital provision-direct deployments	131,746	181,453	190,826	248,446
Burford-only capital provision-indirect deployments	1,467	14,068	9,971	19,888
Plus/(Less): Capital deployed to fund level but not yet invested	(114)	(936)	(183)	(1,089)
Adjusted Burford-only capital provision-indirect deployments	1,353	13,132	9,788	18,799
Adjusted Burford-only total deployments	133,099	194,585	200,614	267,245

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “Operating and financial review and prospects—Deployments” for additional information with respect to our deployments.

Realizations reconciliations

The table below sets forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the periods indicated.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2024	2023	2024	2023
Consolidated realizations	191,883	157,584	304,854	285,896
Plus/(Less): Elimination of third-party interests	(36,841)	(26,949)	(76,604)	(87,335)
Burford-only total realizations	155,042	130,635	228,250	198,561
Burford-only capital provision-direct realizations	152,867	129,642	211,472	191,388
Plus/(Less): Realizations from other income	1,769	198	2,571	198
Plus/(Less): Reported realizations held at joint venture and not yet distributed	27	3,357	1,695	3,357
Adjusted Burford-only capital provision-direct realizations	154,663	133,197	215,738	194,943
Burford-only capital provision-indirect realizations	2,175	993	16,778	7,173
Plus/(Less): Reported realizations held at fund level and not yet distributed	-	3,466	-	(589)
Plus/(Less): Prior period realizations held at fund level and distributed in the current period	(93)	-	(13,233)	-
Plus/(Less): Prior period realizations held at fund level and not yet distributed	-	-	-	(29)
Adjusted Burford-only capital provision-indirect realizations	2,082	4,459	3,545	6,555
Adjusted Burford-only total realizations	156,746	137,656	219,283	201,498

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “Operating and financial review and prospects—Realizations” for additional information with respect to our realizations.

Burford Capital Quarterly Report June 2024    71

Cash receipts reconciliations

The table below sets forth the reconciliations of cash receipts to consolidated proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the periods indicated.

	Six months ended June 30,
($ in thousands)	2024	2023
Consolidated proceeds from capital provision assets	372,905	308,007
Plus/(Less): Elimination of third-party interests	(156,877)	(87,513)
Burford-only total proceeds from capital provision assets	216,028	220,494
Burford-only proceeds from capital provision-direct assets	199,250	213,321
Burford-only proceeds from capital provision-indirect assets	16,778	7,173
Burford-only total proceeds from capital provision assets	216,028	220,494
Consolidated asset management income	3,507	3,891
Plus/(Less): Eliminated income from funds	14,653	21,150
Burford-only asset management income	18,160	25,041
Plus/(Less): Non-cash adjustments(1)	(2,692)	(1,728)
Burford-only proceeds from asset management income	15,468	23,313
Burford-only proceeds from marketable securities interest and dividends	10,569	1,563
Burford-only proceeds from other income	2,992	1,568
Burford-only proceeds from other items	13,561	3,131
Cash receipts	245,057	246,938
1.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” and “Operating and financial review and prospects—Cash receipts” for additional information with respect to cash receipts.

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The table below sets forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at the dates indicated.

	June 30, 2024	December 31, 2023
($ in thousands, except share data)
Total Burford Capital Limited equity	2,303,187	2,290,858
Less: Goodwill	(133,957)	(133,965)
Tangible book value attributable to Burford Capital Limited	2,169,230	2,156,893

Basic ordinary shares outstanding	219,412,747	218,962,441

Tangible book value attributable to Burford Capital Limited per ordinary share	9.89	9.85

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

Debt leverage ratio calculations

Consolidated net debt to consolidated tangible assets ratio calculation

The table below sets forth the calculations of consolidated net debt to consolidated tangible assets ratio at the dates indicated.

	June 30, 2024	December 31, 2023
($ in thousands)
Total principal amount of debt outstanding(1)	1,812,939	1,563,073
Less: Cash and cash equivalents	(390,673)	(220,549)
Less: Marketable securities	(92,924)	(107,561)
Consolidated net debt	1,329,342	1,234,963

Total assets	6,120,686	5,837,394
Less: Goodwill	(133,957)	(133,965)
Consolidated tangible assets	5,986,729	5,703,429

Consolidated net debt to consolidated tangible assets ratio	22%	22%
1.

Represents the total principal amount of debt outstanding as set forth in note 10 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollar using GBP/USD exchange rates of $1.2642 and $1.2747 at June 30, 2024 and December 31, 2023, respectively.

72    Burford Capital Quarterly Report June 2024

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Net Tangible Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) at the dates indicated.

	June 30, 2024	December 31, 2023
($ in thousands)
Debt payable	1,790,592	1,534,730
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Consolidated Indebtedness	1,790,592	1,534,730

Total equity	3,232,302	3,207,780
Less: Equity attributable to Unrestricted Subsidiaries	(911,854)	(901,146)
Less: Goodwill	(133,957)	(133,965)
Net Tangible Equity	2,186,491	2,172,669

Consolidated Indebtedness to Net Tangible Equity Ratio	0.8x	0.7x

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Consolidated Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) at the dates indicated.

	June 30, 2024	December 31, 2023
($ in thousands)
Debt payable	1,790,592	1,534,730
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Less: The lesser of specified cash and cash equivalent or $100 million	(100,000)	(100,000)
Consolidated Indebtedness	1,690,592	1,434,730

Total equity	3,232,302	3,207,780
Less: Equity attributable to Unrestricted Subsidiaries	(911,854)	(901,146)
Consolidated Equity	2,320,448	2,306,634

Consolidated Indebtedness to Consolidated Equity Ratio	0.7x	0.6x

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. Such reports and other information regarding registrants, such as us, that file electronically with the SEC may be inspected without charge at a website maintained by the SEC at www.sec.gov.

In addition, we use our website at investors.burfordcapital.com to make available documents and other information about our company. The documents and other information we make available on our website may be deemed material. Accordingly, investors should monitor our website in addition to following our press releases, SEC filings and public conference calls and webcasts. Furthermore, investors may automatically receive email alerts and other information about our company upon submitting a request at the “Investor Email Alerts” section of our website at investors.burfordcapital.com. The information on, or that can be accessed through, the SEC’s website or our website is not incorporated by reference into, and does not form a part of, this Quarterly Report.

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